UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________

SCHEDULE 14D-9
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

______________________

Kronos Bio, Inc.
(Name of Subject Company)

______________________

Kronos Bio, Inc.
(Name of Persons Filing Statement)

______________________

Common Stock, $0.001 par value per share
(Title of Class of Securities)

50107A104
(CUSIP Number of Class of Securities)

______________________

Deborah Knobelman, Ph.D.
President, Interim Chief Executive Officer, Chief Financial Officer and Chief Operating Officer
Kronos Bio, Inc.
301 Binney Street, 2nd Floor East
Cambridge, MA
(650) 781-5200
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

______________________

With a copy to:
Michael R. Patrone, Esq.
Amanda J. Gill, Esq.
Goodwin Procter LLP
New York Times Bldg
620 8th Ave
New York, NY 10018
(212) 813-8800

______________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1.    SUBJECT COMPANY INFORMATION

Name and Address

The name to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is Kronos Bio, Inc., a Delaware corporation (“Kronos” or the “Company”). The address of the Company’s principal executive office is 301 Binney Street, 2nd Floor East Cambridge, Massachusetts 02142. The telephone number of the Company is (650) 781-5200.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is Kronos’ common stock, par value $0.001 per share (“Kronos Common Stock,” and shares of Kronos Common Stock, “Shares”). As of April 25, 2025, there were (i) 60,969,214 Shares issued and outstanding, (ii) 5,940,978 Shares subject to issuance pursuant to options to purchase Kronos Common Stock (each, an “Kronos Option”) pursuant to Kronos’ 2017 Equity Incentive Plan, as amended and 2020 Equity Incentive Plan (together, the “Kronos Equity Plans”), none of which were In-the-Money Options (as defined below), and (iii) 463,131 Shares underlying restricted stock units (each, a “Kronos RSU”) issued pursuant to the Kronos Equity Plans.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, address for stockholder communications and business telephone number of Kronos, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in Item 1 under the heading “Name and Address,” which information is incorporated herein by reference. Information relating to the Offer (as defined below) is available online under the “SEC Filings” subsection of the “Financials & Filings” section of Kronos’ website at https://ir.kronosbio.com/. The information on the Company’s website is not considered a part of this Schedule 14D-9, nor is such information incorporated herein by reference.

Tender Offer

This Schedule 14D-9 relates to a tender offer by Concentra Merger Sub IV, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Concentra Biosciences, LLC, a Delaware limited liability company (“Parent”), to purchase all of the issued and outstanding Shares, for (i) $0.57 per Share in cash (the “Cash Amount”) plus (ii) one non-transferable contractual contingent value right per Share (a “CVR,” and each CVR together with the Cash Amount, the “Offer Price”), all upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated May 15, 2025 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on May 15, 2025. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto and are incorporated by reference herein.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 1, 2025 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among Kronos, Purchaser and Parent, pursuant to which, among other matters, after the completion of the Offer, the satisfaction or waiver of certain conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will merge with and into Kronos (the “Merger,” and together with the Offer and the other transactions contemplated by the Merger Agreement, including the CVR Agreement (as defined below), Limited Guaranty (as defined below) and Support Agreements (as defined below), collectively, the “Transactions”), with Kronos continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent, without a meeting or vote of the stockholders of Kronos in accordance with Section 251(h) of the DGCL. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger, and the transactions contemplated thereby (the “Merger Closing”), without a vote of the stockholders of Kronos in accordance with Section 251(h) of the DGCL.

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders of the Shares, the Shares not tendered pursuant to the Offer (other than (i) Shares held in the treasury of Kronos immediately prior to the Effective Time, which will be canceled without any conversion thereof and no consideration will be delivered in exchange therefor, (ii) any Shares held by stockholders or owned by beneficial owners who are entitled to demand, and have properly demanded, appraisal of such Shares in accordance with the DGCL and have neither failed to perfect nor effectively withdrawn or lost such rights prior to the Effective Time and (iii) Shares that were owned by Parent, Purchaser or any other subsidiary of Parent at the commencement of the Offer and is owned by Parent, Purchaser or any other subsidiary of Parent immediately prior to the Effective Time) will each be canceled and converted into the right to receive the Offer Price without interest (the “Merger Consideration”), in each case, less any applicable tax withholding.

Pursuant to the terms of the Merger Agreement, as of immediately prior to the Effective Time, each Kronos Option that is then outstanding but not then vested or exercisable will become immediately vested and exercisable in full. After giving effect to such accelerated vesting, at the Effective Time, each Kronos Option that is then outstanding with a per share exercise price that is less than the Cash Amount (an “In-the-Money Option”) will be canceled in exchange for the right to receive: (A) an amount in cash without interest, less any applicable tax withholding, equal to the product obtained by multiplying (x) the excess of the Cash Amount over the per share exercise price of the Kronos Common Stock underlying such Kronos Option by (y) the number of Shares underlying such Kronos Option (the “Kronos Stock Option Cash Consideration”); and (B) one CVR for each Share underlying such Kronos Option. Each Kronos Option that has a per share exercise price that is equal to or greater than the Cash Amount (each, an “Out-of-the-Money Option”) will be canceled for no consideration.

Pursuant to the terms of the Merger Agreement, as of immediately prior to the time at which Merger Sub first irrevocably accepts for purchase the shares of the Kronos Common Stock tendered in the Offer (the “Offer Closing Time”), each Kronos RSU that is outstanding immediately prior to the Effective Time will vest in full and automatically be canceled and the holder will be entitled to receive: (A) an amount in cash without interest, less any applicable tax withholding, equal to the Cash Amount (the “Kronos Restricted Stock Unit Cash Consideration”); and (B) one CVR. Prior to the Effective Time, Kronos will provide that, on and following the Effective Time, no holder of a Kronos Option or Kronos RSU will have rights to acquire, or any other rights in respect of, the capital stock of the Company, the Surviving Corporation or any of their subsidiaries and each Kronos Equity Plan is terminated as of the Effective Time. In addition, as of prior to the Effective Time, Kronos will take all actions necessary required to (i) terminate the Kronos Bio, Inc. 2020 Employee Stock Purchase Plan (the “Kronos ESPP”), as of immediately prior to the date of the Merger Closing (the “Merger Closing Date”) and (ii) provide that no new offering period will commence after the signing of the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The obligation of Purchaser to purchase Shares validly tendered pursuant to the Offer and not properly withdrawn prior to the expiration of the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, but not limited to: (i) that the number of Shares validly tendered and not properly withdrawn (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository,” as such terms are defined by Section 251(h) of the DGCL), when considered together with all other Shares owned by Purchaser and its “affiliates” (as defined in Section 251(h)(6)(a) of the DGCL, including Parent) equals at least one Share more than 50% of the number of Shares that are then issued and outstanding as of the expiration of the Offer; (ii) the Closing Net Cash (as defined in the Merger Agreement) is at least $40.0 million as of the then-scheduled expiration of the Offer; (iii) the absence of any legal restraint in effect preventing or prohibiting the consummation of the Offer or any of the other transactions contemplated by the Merger Agreement or CVR Agreement; (iv) compliance in all material respects by Kronos with its obligations under the Merger Agreement; (v) the accuracy of representations and warranties made by Kronos in the Merger Agreement, subject to certain materiality thresholds; (vi) no termination of the Merger Agreement; and (vii) other customary conditions set forth in Exhibit A to the Merger Agreement and further summarized in Section 9 of the Offer to Purchase (each individually, an “Offer Condition,” and collectively, the “Offer Conditions”). The obligations of Parent and Purchaser to consummate the Offer and the Merger under the Merger Agreement are not subject to any financing condition.

The Offer will initially expire at the time that is one minute following 11:59 p.m., Eastern Time, on June 13, 2025, unless otherwise agreed to in writing by Parent and Kronos. The expiration time may also be extended under the following circumstances: (i) Purchaser may elect to (and if so requested by Kronos, Purchaser will, and Parent will cause Purchaser to), extend the Offer for one or more consecutive increments of such duration as requested by Kronos (or if not so requested by Kronos, as determined by Parent), but not more than 10 business days each, if (A) as of the then-scheduled expiration time, any Offer Condition is not satisfied and has not been waived, to permit such Offer Condition to be satisfied or waived or (B) if, as of the then-scheduled expiration time, there is a dispute regarding the determination of the Closing Net Cash, to permit the resolution of the determination of the Closing Net Cash pursuant to the Merger Agreement, or (ii) to comply with any period required by the SEC or The Nasdaq Global Select Market applicable to the Offer. In no event will Parent or Purchaser be required or permitted to extend the Offer beyond July 29, 2025, which is the outside date of the Merger Agreement, without the prior written consent of Kronos.

Parent has formed Purchaser for the purpose of consummating the Offer and effecting the Merger. As set forth in the Schedule TO, the address of Parent and Purchaser is 4747 Executive Drive, Suite 210, San Diego, California 92121. The telephone number of each of Parent and Purchaser is (858) 281-5372.

Kronos has made information relating to the Offer available online under the “SEC Filings” subsection of the “Investors & Media” section of Kronos’ website at https://ir.kronosbio.com/ and Kronos has filed this Schedule 14D-9, and Parent and Purchaser have filed the Schedule TO, with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Kronos, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Kronos or its affiliates, on the one hand, and (i) Kronos’ executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand. The Board of Directors of Kronos (the “Kronos Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Arrangements with Parent, Purchaser and Their Affiliates

Merger Agreement

On May 1, 2025, Kronos, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 7 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 9 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.

The Merger Agreement governs the contractual rights among Kronos, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Kronos’ stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by Kronos to Parent and Purchaser and representations and warranties made by Parent and Purchaser to Kronos. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about Kronos, Parent or Purchaser in Kronos’ public reports filed with the SEC. In particular, the assertions embodied in the representations and warranties set forth in the Merger Agreement are qualified by information in a confidential disclosure schedule provided by Kronos to Parent and Purchaser in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among Kronos, Parent and Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties were made as of a specified date and may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Kronos, Parent or Purchaser. Kronos’ stockholders and investors are not third-party beneficiaries of the Merger Agreement (except with respect to (i) the right of Indemnified Parties (as defined in the Merger Agreement) to indemnification and other rights set forth in the Merger Agreement, as described below in this Item 3 under the heading “Indemnification; Directors’ and Officers’ Insurance,” and (ii) from and after the time at which Purchaser irrevocably accepts for purchase all Shares validly tendered (and not validly withdrawn) pursuant to the Offer and the Effective Time (as applicable), the rights of holders of Shares, Kronos Options, and Kronos RSUs to receive the Merger Consideration), and should not rely on the representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Kronos, Parent, Purchaser or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Kronos’ or Parent’s public disclosure.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Form of Contingent Value Rights Agreement

At or prior to the Effective Time, Parent and Purchaser expect to enter into the CVR Agreement, with a rights agent (the “Rights Agent”) and a representative, agent and attorney in-fact (the “Representative”) of the holders of CVRs (“CVR Holders”). Each CVR represents the contractual right to receive certain contingent cash payments equal to “CVR Proceeds” calculated as follows:

(i)     50% of the Net Proceeds (as defined in the CVR Agreement), if any, from the sale, transfer, license or other disposition by Parent or any of its affiliates, including Kronos after the Merger, of all or any part of Kronos’ (a) product candidate known as KB-9558, a p300 lysine acetyltransferase (KAT) inhibitor; and (b) product candidate known as KB-7898, a p300 lysine KAT inhibitor (the “Disposition Proceeds”), in each case during the period beginning on the Merger Closing Date and ending on the second anniversary following the Merger Closing Date (the “Disposition CVR Period”).

(ii)    (A) 80% of any net savings versus the Closing Net Cash that is realized between the Merger Closing Date and the second anniversary of the Merger Closing Date; and (B) 50% of any net savings versus the Closing Net Cash that is realized between the second anniversary of the Merger Closing Date and the third anniversary of the Merger Closing Date (together, the “Further Savings Period”), and any net savings for each such period will include the following amounts to account for interest earned by Parent: (x) if the elimination of substantially all of the Company Outstanding Liabilities (as defined in the CVR Agreement) occurs: (1) between the Merger Closing Date and the first anniversary of the Merger Closing Date: $0; (2) between the first anniversary of the Merger Closing Date and the second anniversary of the Merger Closing Date: $1,000,000; and (3) between the second anniversary of the Merger Closing Date and the third anniversary of the Merger Closing Date: $2,000,000; or (y) if the third anniversary of the Merger Closing Date occurs and the elimination of substantially all of the Company Outstanding Liabilities has not yet occurred: $2,000,000 (together, the “Further Savings Proceeds”).

(iii)   100% of the Net Proceeds, if any, received by the Surviving Corporation to the extent such payment related to the sale, transfer, license or other disposition prior to the Merger Closing Date by the Company of all or any part of any of the Company’s product candidates known as (a) istisociclib, or KB-0742, a cyclin dependent kinase 9 (CDK9) inhibitor; (b) lanraplenib, a spleen tyrosine kinase (SYK) inhibitor; and (c) entospletinib, an SYK inhibitor that occurs prior to the Merger Closing Date (the “Legacy Product Disposition Proceeds”) and such Legacy Product Disposition Proceeds are received during the period beginning on the Merger Closing Date and ending on the sixth anniversary of the Merger Closing Date (the “Legacy Product Disposition Period”).

(iv)   100% of the amount by which the Closing Net Cash, as finally determined pursuant to the Merger Agreement, exceeds $40,000,000 (the “Additional Closing Net Cash Proceeds”), subject to adjustments for claims that arise prior to 30 days following the Merger Closing Date that are not accounted for in such Closing Net Cash (the “Additional Closing Net Cash Period”).

In the event that the applicable proceeds are not achieved prior to the end of the Disposition CVR Period, Further Savings Period, Legacy Product Disposition Period or Additional Closing Net Cash Period, as applicable, holders of the CVRs may not receive any payment pursuant to the CVR Agreement.

Parent will, and will cause its subsidiaries, including the Company after the Merger, to use Commercially Reasonable Efforts (as defined in the CVR Agreement) to, among other things, (i) during the Disposition CVR Period (as defined in the CVR Agreement), enter into one or more agreements for a Disposition (as defined in the CVR Agreement) as promptly as practicable following the Effective Time; (ii) during the Disposition CVR Period, continue the CMC Activities (as defined in the Merger Agreement); and (iii) during the period commencing on the Merger Closing Date and ending on the third anniversary of the Merger Closing Date promptly eliminate all outstanding liabilities as set forth on the Company’s audited balance sheet for the year ended December 31, 2024.

The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Parent or Purchaser, any constituent corporation party to the Merger or any of their respective affiliates. Except with respect to the Further Savings Proceeds (as defined in the CVR Agreement), no interest will accrue or become payable in respect of any of the amounts that may become payable on the CVRs.

During the period beginning on the Merger Closing Date and ending on the second anniversary following the Merger Closing Date, Parent will not terminate or negatively impact the required maintenance, including by failing to preserve and maintain, the CVR Products (as defined in the CVR Agreement). Parent will also comply with maintenance obligations relating to the certain intellectual property required by any license or related term set forth in any Disposition Agreement (as defined in the CVR Agreement), to the extent such intellectual property is contemplated by said Disposition Agreement.

Until the third anniversary of the Merger Closing Date with respect to the elimination of all outstanding liabilities as set forth on the Company’s audited balance sheet for the year ended December 31, 2024 and until the second anniversary of the Merger Closing Date with respect to entering into Disposition Agreements, (i) Purchaser will, and will cause its subsidiaries to, maintain records in the ordinary course of business pursuant to record-keeping procedures normally used by Purchaser and its subsidiaries regarding its activities (including its resources and efforts) with respect to entering into Disposition Agreements and (ii) to the extent Purchaser licenses, sells, assigns or otherwise transfers intellectual property and other rights (including, without limitation, all data, marketing authorizations and applications for marketing authorization), assets, rights, powers, privileges and contracts, Purchaser will require such licensee, purchaser, assignee, or transferee, as applicable to provide the information necessary for Purchaser to comply with its obligations under the CVR Agreement.

The Representative, Parent, Purchaser and the Rights Agent, without the consent of any CVR Holders, may amend the CVR Agreement for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such change is adverse to the interests of the CVR Holders.

With the consent of at least 30% of outstanding CVRs (the “Acting Holders”), the Representative, Parent, Purchaser and the Rights Agent may amend the CVR Agreement, even if such change is materially adverse to the interests of the CVR Holders.

Parent and Purchaser will indemnify the Rights Agent against any loss, liability, damage, judgment, fine, penalty, cost or expense arising out of or in connection with the Rights Agent’s duties under the CVR Agreement, including reasonable, documented and necessary out-of-pocket expenses and expenses of defending the Rights Agent against any claims, charges, demands, actions or suits arising out of or in connection with the execution, acceptance, administration, exercise and performance of its duties under the CVR Agreement or enforcing its rights thereunder, unless such loss has been determined by a court of competent jurisdiction to be as a result of the Rights Agent’s gross negligence, bad faith, fraud or willful misconduct.

The CVR Agreement will be terminated upon the earliest to occur of (i) the mailing by the Rights Agent to each CVR Holder of all CVR payment amounts, if any, (ii) the delivery of written notice of termination duly executed by Parent, Purchaser and the Acting Holders, or (iii) the sixth (6th) anniversary of the Merger Closing date.

The foregoing summary and description of the material terms of the CVR Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the CVR Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Form of Tender and Support Agreement

In connection with the execution of the Merger Agreement, on May 1, 2025, following approval thereof by the Kronos Board, Parent and Purchaser entered into tender and support agreements (each, a “Support Agreement”) with certain directors and officers of the Company and their respective affiliates (collectively, the “Support Agreement Parties”). The Support Agreements provide that, among other things, the Support Agreement Parties irrevocably tender the Shares held by them in the Offer, upon the terms and subject to the conditions of such agreements. The Shares subject to the Support Agreements comprise approximately 27.15% of the outstanding Shares as of April 25, 2025. The Support Agreements will terminate upon certain circumstances, including upon termination of the Merger Agreement or if the Kronos Board approves, recommends, encourages or supports an alternative transaction.

The foregoing summary and description of the material terms of the Form of Tender and Support Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Form of Tender and Support Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Confidentiality Agreement

On March 20, 2025, Kronos and Tang Capital Management, LLC (“Tang Capital”), an affiliate of Parent, entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which Kronos and Tang Capital and its affiliates, including TCP (as defined below) and Parent, agreed, subject to certain exceptions, to keep confidential any non-public, proprietary and/or confidential information about the other party, its affiliates or subsidiaries and its business, disclosed in connection with a possible negotiated transaction. The Confidentiality Agreement is effective for a three-year period, which terminates on March 20, 2028. The Confidentiality Agreement contains a “standstill” provision that may be waived upon written consent of Kronos.

The foregoing summary and description of the material terms of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Limited Guaranty

In connection with the execution of the Merger Agreement, Tang Capital Partners, LP (“TCP”), an affiliate of Tang Capital and Parent, provided an irrevocable limited guaranty (the “Limited Guaranty”) pursuant to which TCP has agreed to guarantee (i) the payment of all amounts payable by Parent and or Purchaser pursuant to the terms of the Merger Agreement in connection with the consummation of the transactions contemplated thereby (for the avoidance of doubt, such obligations shall include payment of Offer Price, the Merger Consideration, the Kronos Stock Option Cash Consideration and the Kronos Restricted Stock Unit Cash Consideration, without duplication); (ii) the obligation of Parent and/or Purchaser to pay monetary damages to the Company in connection with fraud or a willful breach by Parent or Purchaser of the Merger Agreement, together with certain enforcement costs; provided that the aggregate amount of all guaranteed obligations under clauses (i) and (ii) shall not exceed $35.0 million; and (iii) Parent and Purchaser’s payment obligations to CVR Holders under certain provisions of the CVR Agreement and performance of covenants set forth in the CVR Agreement (the “Guaranteed CVR Obligation”); provided that the maximum amount of the Guaranteed CVR Obligation shall not exceed the CVR Proceeds plus all enforcement costs up to the CVR Expense Cap (each as defined in the CVR Agreement).

The Limited Guaranty also contained customary representations and warranties, including regarding TCP’s sufficiency of funds to fulfill its obligations with respect to the Limited Guaranty. The Guaranteed CVR Obligation is intended to be for the benefit of all CVR Holders and shall be enforceable by the Representative.

The foregoing summary and description of the material terms of the Limited Guaranty do not purport to be complete and are qualified in their entirety by reference to the full text of the Limited Guaranty, which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

Arrangements Between Kronos and Its Executive Officer, Directors and Affiliates

Interests of Certain Persons

The executive officer and members of the Kronos Board may be deemed to have interests in the Offer and the Merger that may be different from or in addition to those of Kronos’ stockholders generally. The Kronos Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement. As described in more detail below, these interests include:

•        the accelerated vesting and payment in respect of each outstanding Kronos Option and each outstanding Kronos RSU at the Effective Time;

•        the accelerated vesting of outstanding equity awards held by non-employee directors of Kronos, pursuant to Kronos’ Non-employee Director Compensation Policy (the “Director Compensation Policy”);

•        the potential receipt of enhanced severance payments and benefits by management under the Company’s Severance and Change in Control Plan; and

•        transaction bonuses approved by our Compensation Committee.

Outstanding Shares Held by Directors and Executive Officers

If the executive officers and directors of Kronos who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same Offer Price on the same terms and conditions as the other stockholders of Kronos as described in the Merger Agreement. As of April 25, 2025, the executive officers and directors of Kronos, and if applicable, certain of his or her respective affiliates, beneficially owned, in the aggregate, 16,554,859 Shares (which, for clarity, excludes Shares subject to outstanding Kronos Options and unvested Kronos RSUs).

The following table sets forth (i) the number of Shares beneficially owned as of April 25, 2025, by each of Kronos’ executive officers and directors (which, for clarity, excludes Shares subject to outstanding Kronos Options and unvested Kronos RSUs), and if applicable, certain of his or her respective affiliates, and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Cash Amount of $0.57 per Share.

Name of Executive Officer or Director	Number of Shares (#)	Cash Consideration for Shares ($)
Norbert Bischofberger, Ph.D.(1)	11,857,138	6,758,568.66
Arie S. Belldegrun, M.D.(2)	3,444,889	1,963,586.73
David M. Tanen(3)	861,033	490,789.81
Joshua Kazam(4)	366,503	208,906.71
Elena Ridloff, CFA(5)	13,963	7,958.91
Roshawn Blunt	—	—
Taiyin Yang, Ph.D(6)	11,333	6,459.81
Katherine Vega Stultz	—	—
Roger Dansey, M.D.	—	—
Deborah Knobelman, Ph.D.	—	—

____________

(1)      Consists of (i) 10,802,138 shares of common stock held by the Norbert W. & Inger A. Bischofberger Revocable Inter Vivos Trust, dtd August 29, 1994 (Bischofberger Revocable Trust); and (ii) 263,750 shares of common stock held by each of (a) Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Exempt Trust dated April 29, 2020, (b) Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of The Irene Alisha Bischofberger Dynasty GST Non-Exempt Trust dated April 29, 2020, (c) Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of The David Michael Anthony Dynasty GST Exempt Trust dated April 29, 2020, and (d) Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Dave Michael Anthony Dynasty GST Non-Exempt Trust dated April 29, 2020 (collectively, the Bischofberger Dynasty Trusts). Dr. Bischofberger is a co-trustee of the Bischofberger Revocable Trust. The address of the Bischofberger Revocable Trust is Pillsbury Winthrop, Four Embarcadero Center, 22nd Floor, San Francisco, CA 94111, Attn: Timothy Burgh. Dr. Bischofberger is co-trustee of the Bischofberger Dynasty Trusts and may therefore be deemed to be the beneficial owner of the common shares held by the Bischofberger Dynasty Trusts. The address of the Bischofberger Dynasty Trusts is Pillsbury Winthrop, Four Embarcadero Center, 22nd Floor, San Francisco, CA 94111, Attn: Timothy Burgh.

(2)      Consists of (i) 2,765,314 shares of common stock held by Vida Ventures, LLC, of which VV Manager LLC is the manager, of which Dr. Belldegrun is a Senior Managing Director; and (ii) 679,575 shares of common stock held by Bellco, of which Dr. Belldegrun is a trustee. The address of Vida Ventures LLC is 40 Broad Street, Suite 201, Boston, MA 02109. The address of Bellco is 10100 Santa Monica Blvd, 15th floor, Los Angeles, CA 90067.

(3)      Consists of (i) 363,428 shares of common stock held by David M. Tanen; (ii) 471,230 shares of common stock held by the David Tanen Revocable Grantor Trust; and (iii) 26,375 shares of common stock held by Mr. Tanen’s minor child.

(4)      Consists of (i) 25,666 shares of common stock held by Joshua A. Kazam, (ii) 68,815 shares of common stock held jointly by Mr. Kazam and his wife, (iii) 136,011 shares of common stock held by Mr. Kazam as Trustee of the Julia Chang 2018 IPR Trust, and (iv) 136,011 shares of common stock held by Mr. Kazam as Trustee of the Robert Chang 2018 IPR Trust.

(5)      Consists of 13,963 shares of common stock held by Elena Ridloff.

(6)      Consists of 11,333 shares of common stock held by Taiyin Yang.

Treatment of Equity Awards in the Transactions

Treatment of Kronos Options

Immediately prior to the Effective Time, each Kronos Option that is then outstanding but not then vested or exercisable will become immediately vested and exercisable in full. After giving effect to such accelerated vesting, at the Effective Time, each In-the-Money Option will be canceled in exchange for the right to receive: (i) the Kronos Stock Option Cash Consideration and (ii) one CVR for each Share underlying such Kronos Option. At the Effective Time, each Out-of-the-Money Option will be cancelled for no consideration.

As of April 25, 2025, there were no outstanding In-the-Money Options and no Kronos executive officer or non-employee director holds In-the-Money Options.

Treatment of Kronos RSUs

Immediately prior to the Offer Closing Time, each Kronos RSU that is outstanding immediately prior to the Effective Time will vest in full and automatically be canceled and the holder will be entitled to receive (i) the Kronos Restricted Stock Unit Cash Consideration, and (ii) one CVR for each Share thereto.

The table below sets forth the Kronos RSU holdings for each of Deborah Knobelman, Kronos’ sole executive officer, and each non-employee director who holds Kronos RSUs, as of April 25, 2025, (i) the aggregate number of Shares subject to such Kronos RSUs and (ii) the value of cash amounts payable in respect of such Kronos RSUs at the Effective Time, calculated by multiplying the Cash Amount by the number of Shares subject to such Kronos RSUs (which amounts, in the case of Dr. Knobelman, will be subject to reduction for the withholding of taxes). No amounts have been included in the table below with respect to the CVRs to be received by Kronos’ executive officer and directors in respect of their Kronos RSUs.

Name of Executive Officer or Director(1)	Number of Kronos Unvested RSUs (#)	Cash Consideration for Kronos Unvested RSUs ($)
Deborah Knobelman, Ph.D.	164,260	93,628.20
Elena Ridloff, CFA	11,333	6,459.81

____________

(1)      None of Kronos’ other non-employee directors hold unvested Kronos RSUs.

Treatment of the Kronos Equity Plans

The Merger Agreement provides that, prior to the Effective Time, Kronos will provide that, on or after the Effective Time, no holder of any Kronos Option or Kronos RSU will have the right to acquire any equity interest in Kronos or the Surviving Corporation and that each Kronos Equity Plan will be terminated as of the Effective Time.

Treatment of Kronos ESPP

The Merger Agreement provides that, prior to the Effective Time, Kronos will take all reasonable actions required to (i) terminate the Kronos ESPP as of immediately prior to the Merger Closing Date, and (ii) provide that no new offering period will commence after the signing of the Merger Agreement.

Employment Arrangements and Change in Control and Severance Benefits under Existing Relationships

Employment Letters

For purposes of this Schedule 14D-9, Kronos’ sole executive officer is Deborah Knobelman. Kronos has entered into employment agreement with Dr. Knobelman. This employment agreement with Dr. Knobelman has no specific term and provides for at-will employment.

Severance and Change in Control Plan

Kronos has established a Severance and Change in Control Plan that provides for certain severance and change in control benefits as described further below. In addition, Dr. Knobelman participates in Kronos’ Change in Control and Severance Plan (the “Severance Plan”), which is described below.

Under the Severance Plan, if Dr. Knobelman’s employment terminates for reasons other than for “cause,” death or “disability” or she resigns for “good reason,” in each case, during the period beginning upon a “change in control,” as such terms are defined in the Severance Plan, and ending 12 months following the change in control, such period referred to as the “change in control period,” Dr. Knobelman will be eligible to receive the following severance benefits (less applicable tax withholdings): (i) a lump sum cash amount equal to twelve months of her then-current annual base salary (or if she resigns for good reason based on a material reduction in base salary, then her annual base salary in effect immediately prior to such reduction), (ii) a lump sum cash amount equal to 100% of her then-current target annual performance bonus opportunity, (iii) 100% of her then outstanding and unvested equity awards that vest solely based on continuous service will become fully vested and exercisable and (iv) payment or reimbursement of continued health coverage for her and her dependents under COBRA for a period of up to twelve months.

Further, under the Severance Plan, if Dr. Knobelman’s employment terminates for reasons other than for cause, death or disability outside the change in control period, she will be eligible to receive the following severance benefits (less applicable tax withholding): (i) continued payment of her base salary for nine months, (ii) 100% of her then outstanding and unvested equity awards that vest solely based on continuous service will become fully vested and exercisable and (iii) payment or reimbursement of continued health coverage for her and her dependents for a period of up to nine months.

The table below sets forth, for Dr. Knobelman, Kronos’ sole executive officer, the estimated value of the payments and benefits she would receive under the Severance Plan, upon a qualifying termination on the Merger Closing, assuming for this purpose an effective date of April 25, 2025, based on annualized base salary and annualized target bonus as of April 25, 2025, and the estimated cost of payment for continued coverage under the applicable Kronos group health, medical and vision plans. Dr. Knobelman’s severance is based on a lump sum payment equal to 12 months of base salary as well as 100% of her target bonus. The vesting acceleration of Kronos Options and Kronos RSUs Dr. Knobelman would receive under the Severance Plan is consistent with the acceleration provided for all Kronos Options and Kronos RSUs, as described further above. For the avoidance of doubt, the table below does not include Dr. Knobelman’s special transaction bonus (described below).

Name of Executive Officer	Salary Severance ($)	Bonus Severance ($)	Other Benefits ($)
Deborah Knobelman, Ph.D.	525,000	262,500	0

If any amounts payable to Dr. Knobelman would constitute “parachute payments” within the meaning of Section 280G of the Code and could be subject to the related excise tax, Dr. Knobelman would be entitled to receive either full payment of benefits or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the executive officer. The Severance Plan does not require Kronos to provide any tax gross-up payments with respect to Dr. Knobelman.

Transaction Bonuses

In connection with his resignation as Kronos’ President and Chief Executive Officer, the Kronos Board approved a special transaction bonus for Dr. Bischofberger in the amount of $899,000, payable in the event Kronos consummates a transaction that results in a change in control of the Company. In addition, the Compensation Committee has approved a special transaction bonus for Dr. Knobelman equal to $300,000, payable in the event Kronos consummates a transaction that results in a change in control of the Company.

Non-employee Director Compensation Policy

Kronos has granted certain equity awards under the Kronos Equity Plans, including in accordance with the terms of the Director Compensation Policy that are outstanding and held by Kronos’ non-employee directors. Pursuant to the Kronos Equity Plans and the Director Compensation Policy, equity awards granted to Kronos’ non-employee directors will accelerate vesting in full upon a “change in control.” The Merger Closing will be a “change in control” within the meaning of the Kronos Equity Plans and the awards to Kronos’ non-employee directors.

The foregoing summary and description of the material terms of the change in control and severance arrangements do not purport to be complete and are qualified in their entirety by reference to the full text of the change in control and severance plan, non-employee director compensation policy and employment agreements, which are filed as Exhibits (e)(9) through (e)(11) hereto and are incorporated herein by reference.

Future Arrangements

It is possible that employees of Kronos who remain employed following the Merger Closing Date, including the executive officers, will enter into new compensation arrangements or consulting agreements with Parent or its affiliates. As of the date of this Schedule 14D-9, no post-closing employment opportunities or consulting engagements were negotiated between members of Kronos and Parent.

Section 16 Matters

The Company and the Kronos Board will, to the extent necessary and in accordance with the Merger Agreement, take appropriate actions to approve, for purposes of Section 16(b)-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the dispositions or cancellations of Shares (including derivative securities with respect to such Shares) in connection with the Merger Agreement or the Transactions by each individual who is subject to the reporting requirements of Section 16 of Exchange Act.

Indemnification; Directors’ and Officers’ Insurance

Parent has agreed to cause the Surviving Corporation to honor and discharge all rights to indemnification existing in favor of the current or former directors or officers of Kronos for acts or omissions occurring at or prior to the Effective Time, as such indemnification provisions are provided for in the certificate of incorporation of Kronos, the bylaws of Kronos or indemnification agreements in effect as of the date of the Merger Agreement and previously made available to Parent, for a period of six (6) years.

At or prior to the Effective Time, Kronos has agreed to obtain and fully pay the premium for “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the Merger Agreement or any of the Transactions) for the period beginning upon the expiration date of the Offer and ending six (6) years from the Effective Time in favor of the current or former directors or officers of Kronos; provided that the maximum aggregate annual premium for such “tail” insurance policies shall not exceed 200% of the aggregate annual premium payable by the Company for coverage pursuant to its most recent renewal under the Existing D&O Policies (as defined in the Merger Agreement). If such “tail” insurance policies have been obtained by the Company, Parent shall cause such “tail” insurance policies to be maintained in full force and effect, for their full term, and cause all obligations thereunder to be honored by it and the Surviving Corporation. In the event the Company does not obtain such “tail” insurance policies, then, for the period beginning upon the expiration of the Offer and ending six (6) years from the Effective Time, Parent shall either purchase such six (6) year “tail” insurance policies or Parent will cause to be maintained in effect Kronos’ current directors’ and officers’ liability insurance covering each person currently covered by Kronos’ directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Effective Time; provided that in no event will Parent or Kronos be required to pay annual premiums for insurance in excess of 200% of the amount of the annual premiums currently paid by Kronos for the existing insurance policy, it being understood that Parent will be obligated to provide as much coverage as may be obtained for such 200% amount.

In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, will assume the obligations described above.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION

Recommendation of the Kronos Board

On April 30, 2025, the Kronos Board held a meeting at which the Kronos Board (i) determined that the terms of the Offer, the Merger, and the other Transactions are fair to, and in the best interests of, the Company and the Company’s stockholders, (ii) approved and declared advisable the Merger and the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer and (iv) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and that the Merger will be consummated as soon as practicable following the Offer Closing Time.

Accordingly, and for the reasons described in more detail below in this Item 4 under the heading “Reasons for the Recommendation of the Kronos Board,” the Kronos Board recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

A press release, dated May 1, 2025, issued by Kronos announcing the Offer, is included as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

Background of the Offer and the Merger

The following background summarizes the key meetings and events that led to the signing of the Merger Agreement. This background does not purport to catalog every conversation of or among the Kronos Board, its representatives or other parties.

The Kronos Board, together with senior management, has regularly reviewed and assessed, and engaged with Company stockholders regarding, the Company’s strategic direction and business plans with a view towards strengthening the Company’s business and identifying potential opportunities to increase stockholder value, taking into account financial, industry, competitive and other considerations. As part of this process, from time to time, the Kronos Board and senior management have reviewed potential strategic alternatives available to the Company, including the continuation of, and potential improvements to, the Company’s current business plans, with the Company remaining an independent entity, capital raising activities, potential strategic acquisitions, business combinations, partnerships, licenses, collaborations and other financial and strategic transactions, including the potential sale of the Company or certain of its assets, in order to enhance the value of the Company’s business and operations.

From July 2024 through October 2024, the Company and a biopharmaceutical company, which we refer to as Party A, engaged in a number of discussions regarding their respective businesses and a potential business combination transaction.

On July 23, 2024, the Company entered into a non-disclosure agreement with Party A, which did not contain any standstill provisions.

On August 30, 2024, the Company received an unsolicited non-binding indication of interest from Party A, which proposed to acquire all of the outstanding shares of the Company, with an enterprise value and associated price per share to be provided following completion of due diligence.

From August 2024 through October 2024, the Company provided certain non-public information to Party A, responded to due diligence requests and held various due diligence calls and in-person meetings with representatives of Party A.

On September 24, 2024, the Kronos Board approved the formation of a transaction committee for the purpose of identifying, considering, evaluating and making recommendations to the Kronos Board regarding a potential strategic transaction (the “Transaction Committee”) and appointed Dr. Arie Belldegrun, Mr. Joshua Kazam, Ms. Elena Ridloff, CFA and Ms. Katherine Vega Stultz to serve on the Transaction Committee. The Transaction Committee was formed for expediency of process, and not in response to any actual or potential conflict of interests concerns. The Kronos Board delegated to the Transaction Committee the full power and authority of the Kronos Board to, among other things, (a) identify, consider, study, review, monitor and evaluate proposals, offers and other communications to and from third parties and potential strategic partners regarding the Company’s interest in possibly entering into a potential transaction; (b) serve as a focal point for communications between non-committee directors, third parties and the Company’s management with respect to a potential transaction; (c) monitor the progress and content of any negotiations and agreements between the Company and potential third-party strategic partners and investors with respect to a potential transaction; (d) provide such additional information and materials as it may deem necessary or advisable to make the Kronos Board aware of significant occurrences or changes in the Company’s consideration and analysis of a potential transaction; and (e) to make recommendations to the Kronos Board with respect to any potential transaction.

On September 27, 2024, the Company received a revised non-binding indication of interest from Party A, which proposed to acquire all of the outstanding shares of the Company at a purchase price of $1.86 per share of Kronos Common Stock, representing an equity value of $115 million with a potential private investment in public equity (“PIPE”) offering to raise capital for the proposed combined company (the “Second Party A Proposal”). The Second Party A Proposal also noted that Party A was open to discussing a contingent value right to be paid in stock of Party A as additional consideration upon achievement of certain agreed upon clinical milestones. The Second Party A Proposal also required that the Company enter into exclusivity with Party A for 30 days subject to successive 10-day period extensions.

On October 2, 2024, the Transaction Committee held a meeting, at which members of Kronos management were present. At the meeting, the Transaction Committee discussed the material terms of the Second Party A Proposal and status of discussions with Party A. Kronos management also reviewed with the Transaction Committee the terms of a proposed engagement letter with Leerink Partners LLC (“Leerink Partners”) to act as its financial advisor in connection with a potential transaction process, and noted Leerink Partners’ qualifications, professional reputation, experience and expertise as a financial advisor for transactions in the biopharmaceutical industry. Based on these factors, the Transaction Committee approved and directed management to execute the engagement letter with Leerink Partners on behalf of the Company. Following discussion, the Transaction Committee directed Kronos management to work with Leerink Partners to develop a plan for developing a list of potential merger counterparties.

On October 8, 2024, the Company sent a term sheet reflecting its response to the Second Party A Proposal to Party A, which provided for an all-stock transaction with Kronos. From October 8, 2024 through early December 2024, the Company negotiated the terms proposed in the term sheet with Party A.

On October 14, 2024, the Company received a non-binding indication of interest from a financial buyer, which we refer to as Party B, which proposed to acquire all of the outstanding shares of the Company for upfront consideration of $65 million in cash and stock of Party B, plus contingent value rights representing the right to receive (a) between $70-140 million upon the achievement of certain milestones with respect to KB-0742, (b) 80% of the net proceeds payable from any license or disposition of KB-9558 plus an additional 10-20% of the net proceeds received by the surviving corporation upon the achievement of certain milestones, and (c) 100% of any cost savings realized during the period from the closing of a potential transaction with the Company until the first anniversary thereof (the “Party B Proposal”). The Party B Proposal assumed that the Company would have closing cash of at least $100 million. The Party B Proposal also required that the Company enter into exclusivity with Party B for 30 days subject to successive 10-day period extensions.

On October 16, 2024, as directed by the Transaction Committee, the Company entered into an engagement letter with its financial advisor Leerink Partners in connection with the Company’s exploration of strategic alternatives, including a sale, merger, reverse merger transaction or other strategic transaction. Following instruction by Kronos management at the direction of the Kronos Board, representatives of Leerink Partners began conducting outreach to various potential counterparties including other companies in the industry to gauge interest and willingness to engage with the Company in a potential merger transaction.

On November 7, 2024, the Kronos Board held a meeting by videoconference, at which members of Kronos management and representatives of Leerink Partners were present. At this meeting, members of management provided an update on recent developments of the Company’s Phase 1/2 clinical trial for istisociclib (KB-0742). Based on a review of the emerging clinical data in the 80mg four-days-on, three-days-off expansion cohort, the Kronos Board determined that the benefit-risk profile did not warrant further clinical evaluation of istisociclib. Representatives of Leerink Partners then provided an update regarding the merger transaction process, including a summary of the potential counterparties contacted and the material terms of the Second Party A Proposal, the Party B Proposal, and an indication of interest from a biotechnology party. Members of Kronos management also provided a review of the Company’s cash forecast and an alternative illustrative scenario for a potential liquidation. Following discussion, the Kronos Board instructed Kronos management and representatives of Leerink Partners to continue its efforts in identifying potential counterparties.

Following the November 7, 2024 meeting of the Kronos Board, at the direction of the Kronos Board, members of Kronos management and representatives of Leerink Partners broadened their outreach to contemplate other potential strategic alternatives and considered a list of 69 potential counterparties (including Party A) to contact with respect to a potential strategic transaction. Members of Kronos management and representatives of Leerink Partners contacted, or were contacted by, 25 potential counterparties (including Party A) to explore a potential strategic transaction with the Company, including an acquisition, merger, reverse merger, other business combination, sales of assets or other strategic transactions to optimize value to the Company stockholders. Representatives of Leerink Partners distributed process letters on behalf of the Company to 11 potential counterparties that the Transaction Committee determined to be the most viable counterparty candidates for a potential strategic transaction, in light of the circumstances facing the Company’s business with respect to the Company’s review of the emerging clinical data of its Phase 1/2 clinical trial for istisociclib (KB-0742). Of the 11 process letters sent by Leerink Partners to potential counterparties, nine potential counterparties submitted non-binding indications of interest, and three other potential counterparties also submitted non-binding indications of interests without receiving a process letter, one of which was from Party A and another from Party B. Of the 12 potential counterparties who submitted non-binding indications of interests, the Company entered into confidentiality agreements with 10 potential counterparties, all of which included customary standstill provisions with customary exclusions, including a provision that terminated the standstill upon the Company’s public announcement of entry into any change in control transaction. The Transaction Committee and Kronos management identified criteria that the Company considered important in reviewing potential strategic transactions, including having a lead asset already in the clinic, expected additional catalysts within 18 months, current investors, timing of clinical and regulatory data inflection points, cash position, additional financing needs to further its pipeline and modality, among other factors. After reviewing and evaluating all the submitted indications of interests, the Transaction Committee selected seven parties to prioritize.

From November 7, 2024 through January 2025, the Company engaged in preliminary discussions with, and permitted due diligence to be conducted by, the seven prioritized potential counterparties previously selected by the Kronos Board that met a sufficient number of the Company’s pre-identified criteria for a merger candidate.

On November 13, 2024, the Company issued a press release publicly announcing that it had determined to discontinue the Company’s Phase 1/2 clinical trial for istisociclib (KB-0742) based on a review of the emerging clinical data in the 80mg four-days-on, three-days-off expansion cohort and that it was no longer a viable product candidate. The Company also publicly announced that it would undergo a review of strategic alternatives for the Company with the goal of maximizing stockholder value, and it would be implementing significant expense reduction strategies while it explores such options for the Company and its remaining internally developed pre-clinical assets.

On November 18, 2024, the Kronos Board held a meeting by videoconference, at which members of Kronos management were present. At this meeting, the Kronos Board discussed the Company’s plan to evaluate strategic alternatives, including the proposals received to date with respect to a potential merger transaction, and personnel considerations, including a proposed reduction in the workforce.

On November 20, 2024, the Kronos Board held a meeting by videoconference, at which members of Kronos management were present. At this meeting, the Kronos Board discussed a reduction in force of approximately 83% by the end of 2024 as part of its plan to implement cost reduction strategies while exploring strategic alternatives. The Kronos Board also accepted the resignation of Dr. Norbert Bischoberger as President and Chief Executive Officer of the Company and appointed Dr. Deborah Knobelman to serve as interim President and Chief Executive Officer.

On November 27, 2024, the Company issued a press release publicly announcing a workforce reduction of approximately 83% by the end of 2024 and the appointment of Dr. Knobelman as interim President and Chief Executive Officer.

On December, 2, 2024, Kronos management notified Party A of the Transaction Committee’s determination not to further pursue a transaction with Party A, at that time, due to the Transaction Committee’s concerns with Party A’s ability to raise capital through a PIPE offering, execution risk and timeline to executing a definitive transaction.

On December 24, 2024, the Company received an unsolicited non-binding indication of interest from a financial buyer, which we refer to as Party C, which proposed to acquire all the outstanding shares of the Company through a merger in exchange for shares of Party C that would result in future cash payments to the extent the Company’s assets were monetized by Party C. Party C’s proposal assumed that the Company would have closing net cash of $65 million.

Following evaluation of the management presentations of the seven prioritized potential counterparties previously selected by the Kronos Board, the Kronos Board determined that four potential counterparties should be prioritized for further discussion because they met a sufficient number of the Company’s pre-identified criteria for a merger candidate and requested such counterparties to submit non-binding term sheets. From December 2024 through January 2025, the Company negotiated the terms proposed in the term sheets with all four potential counterparties, each of which provided for an all-stock transaction with Kronos. In January 2025, one additional potential counterparty submitted a non-binding term sheet for an all-stock transaction with Kronos.

In January 2025, of the five potential counterparties with whom the Company engaged in preliminary discussions and negotiations, the Kronos Board selected one potential counterparty, a private biotechnology company which we refer to as Party D, to engage in final negotiations with respect to a potential reverse merger transaction with a concurrent PIPE financing that met the Company’s pre-identified criteria for a merger candidate. At the direction of the Kronos Board, the Company entered into an exclusivity period with Party D, and the parties worked towards finalizing a definitive transaction. Each of the Company and Party D worked diligently to complete their respective confirmatory diligence and finalize the PIPE financing and terms of the definitive transaction documentation. During the exclusivity period, due to certain market headwinds, there were severe disruptions in debt and equity markets and an increase in market volatility, which severely constrained the ability for companies to access debt and equity financing.

In mid-March 2025, due to these changes in market conditions and the resulting difficulties for Party D in obtaining PIPE financing, Party D decided to end discussions with the Company with respect to a potential strategic transaction with the Company. Party D and the Company allowed the exclusivity period to expire.

On March 17, 2025, Party C submitted a revised non-binding indication of interest to acquire all the outstanding shares of the Company in exchange for the Company’s net cash at closing of the transaction minus $6.5 million, which would result in upfront cash consideration of approximately $58.5 million or $0.95 per share. Party C’s revised proposal assumed that the Company would have closing net cash of $65 million. Party C also proposed that if net cash at closing were greater than $65 million, then the excess would be shared, with 90% of such excess being distributed to the Kronos stockholders and 10% of such excess being distributed to Party C up to $80 million and thereafter, 100% of the excess would be distributed to the Kronos stockholders. Party C’s revised proposal also required that the Company enter into exclusivity with Party C for 30 days subject to successive 10-day period extensions.

On March 18, 2025, the Kronos Board held a meeting by videoconference, at which members of Kronos management, representatives of Leerink Partners and representatives of Goodwin Procter LLP (“Goodwin”), the Company’s external counsel, were present. At this meeting, representatives of Leerink Partners provided an update regarding the strategic transaction process, including the decision of Party D to withdraw its interest in a potential strategic transaction with the Company. In light of Party D’s decision, representatives of Leerink Partners reviewed with the Kronos Board a summary of potential strategic alternatives, including another hypothetical all-stock transaction with a private company counterparty, a return of capital via a transaction with a financial buyer, a merger with an already-public company and dissolution of the Company. Representatives of Leerink Partners then reviewed the material terms of Party C’s revised proposal. Representatives of Leerink Partners raised the possibility of introducing the Company to other potential financial buyers, including Parent, to assess whether such parties had any interest in exploring a potential strategic transaction. Members of Kronos management also provided a review of other strategic alternatives, including maintaining and developing the Company’s pipeline products or in-licensing new assets as a private company. Following discussion, given current market conditions and the inability of potential counterparties to obtain financing and in light of the Company’s projected cash runway and outstanding liabilities on its balance sheet, the Kronos Board determined that the best course of action was to consider a potential strategic transaction with a financial buyer. The Kronos Board also determined that the Transaction Committee was no longer necessary with respect to considering a potential strategic transaction given the desire to move quickly in light of the Company’s current cash position, monthly cash expenditures and projected cash runway. The Kronos Board then directed Leerink Partners to contact two additional financial buyers, Parent and Party E (as defined below), to gauge interest in a potential transaction with the Company. The Kronos Board also discussed the Company’s current cash position, monthly cash expenditures and projected cash runway.

Also on March 18, 2025, at the direction of the Kronos Board, representatives of Leerink Partners, contacted Mr. Kevin Tang, Chief Executive Officer of Parent, to discuss a potential transaction with the Company.

On March 19, 2025, the Company received a non-binding indication of interest from a financial buyer, which we refer to as Party E, to acquire all the outstanding shares of the Company in exchange for total cash consideration of up to $65 million or approximately $1.04 per share, of which $55 million would be paid upfront (at the closing of the transaction) and up to $10 million would be paid post-closing through a contingent value right for certain cost-saving milestones. Party E’s proposal assumed that the Company would have closing net cash of at least $75 million. The Party E proposal also required that the Company enter into exclusivity with Party E for a 60-day period with successive 10-day period extensions.

On March 20, 2025, the Company entered into a confidentiality agreement with Tang Capital, on behalf of Parent, which contained a customary standstill provision.

Also on March 20, 2025, the Company entered into a confidentiality agreement with Party C, which contained a customary standstill provision. Subsequently, over the course of the next several weeks, the Company held various due diligence calls with representatives of Party C.

On March 24, 2025, representatives of Parent and Tang Capital spoke with Kronos senior management and representatives of Leerink Partners to discuss a potential transaction with Kronos and certain due diligence topics, including certain of Kronos’s clinical programs and financial information of Kronos.

On March 25, 2025, the Kronos Board held a meeting by videoconference, at which members of Kronos management and representatives of Goodwin were present. At the meeting, the Kronos Board reviewed the Company’s potential strategic alternatives to maximize stockholder value, including maintaining internal operations by developing its pipeline products or in-licensing new assets as a private company and a potential transaction with Party C, Party E or Parent. Following discussion, the Kronos Board directed Kronos management to instruct Leerink Partners to continue discussions with, and provide feedback to, Party C, Party E and Parent with respect to a potential transaction and to request best and final offers from each of them.

On March 25, 2025, Parent submitted a non-binding indication of interest to acquire all of the outstanding shares of the Company for $0.95 per share in cash, plus contingent value rights representing the right to receive 80% of the net proceeds payable from any license or disposition of the Company’s p300 KAT inhibitor development candidates, KB-9558 and KB-7898 (the “Initial Parent Proposal”). The Initial Parent Proposal was contingent upon the assumption that the Company would have closing net cash, after deducting all future obligations, of at least $67.2 million. The Initial Parent Proposal also stated that Parent was prepared to complete due diligence and sign a definitive transaction agreement with the Company within 30 days.

From March 25, 2025 through April 10, 2025, Dr. Knobelman provided regular updates regarding the strategic transaction process and the Company’s cash position to the individual members of the Kronos Board.

On March 30, 2025, representatives of Party B conveyed to representatives of Leerink Partners that they were no longer interested in pursuing a potential transaction with the Company.

On March 31, 2025, representatives of Leerink Partners contacted representatives of Party C, Party E and Parent to indicate that their respective initial proposals were inadequate and to encourage the parties to submit a revised offer.

On April 1, 2025, the Company entered into a confidentiality agreement with Party E, which contained a customary standstill provision and fall-away provision. Subsequently, over the course of the next several weeks, the Company held various due diligence calls with representatives of Party E.

On April 3, 2025, Party C submitted a revised non-binding indication of interest to acquire all of the outstanding shares of the Company in exchange for (a) the Company’s net cash at closing of the transaction minus $5 million, which would result in upfront cash consideration of approximately $36 million or $0.58 per share and (b) a contingent value right representing the right to receive (i) 90% of the net proceeds payable from any license or disposition of the Company’s programs and (ii) 90% of any cost savings realized following the closing of a potential transaction with the Company, and such cost savings would include 90% of the interest accrued during such time (the “Party C Revised Proposal”). The Party C Revised Proposal assumed that the Company would have closing net cash of $41 million. The Party C Revised Proposal also required that the Company enter into exclusivity with Party C for 30 days subject to successive 10-day period extensions.

On April 4, 2025, Party E submitted a revised non-binding indication of interest to acquire all of the outstanding shares of the Company in exchange for (a) total cash consideration of up to $60.5 million or approximately $0.98 per share, provided, however that if the Company’s outstanding liabilities were not eliminated prior to closing of a potential transaction, then the total cash consideration would be the Company’s closing net cash, reduced by the amount of such outstanding liabilities and $7.5 million, (b) a contingent value right representing the right to receive 100% of any cost savings realized following the closing of a potential transaction with the Company, (c) a contingent value right representing the right to receive 100% of cost savings realized prior to closing of a potential transaction with the Company and (d) a contingent value right representing the right to receive 85% of the net proceeds payable from any license or disposition of the Company’s programs entered into within one year of closing of a potential transaction with the Company and received within five years of closing of a potential transaction with the Company (the “Party E Revised Proposal”). The Party E Revised Proposal assumed the Company would have closing net cash of at least $68 million and required the Company to escrow funds to pay up to $1.5 million of expenses of Party E under certain circumstances. The Party E Revised Proposal also required that the Company enter into exclusivity with Party E for a 60-day period with successive 10-day period extensions.

Also on April 4, 2025, the Company granted Parent access to the Company’s virtual data room to allow Parent to conduct further due diligence on the Company. Subsequently, over the course of the next several weeks, the Company responded to due diligence requests and held various due diligence calls with representatives of Parent.

On April 7, 2025, following instruction by Kronos management at the direction of the Kronos Board, representatives of Leerink Partners contacted Mr. Tang requesting that Parent submit a revised proposal for a potential transaction by April 10, 2025.

On April 10, 2025, Parent submitted a revised non-binding proposal to acquire all of the outstanding shares of the Company for $0.57 per share in cash, plus two contingent value rights: (a) a further savings contingent value right, representing the right to receive 80% of any cost savings realized within 24 months of the closing of a potential transaction with the Company, provided that the maximum payment under the further savings contingent value right was $0.20 per share, and (b) a product contingent value right representing the right to receive 50% of the net proceeds payable from any license or disposition of the Company’s p300 KAT inhibitor development candidates, KB-9558 and KB-7898 within 24 months of the closing of a potential transaction with the Company (the “First Revised Parent Proposal”). The First Revised Parent Proposal assumed the Company would have closing net cash of at least $40 million. The First Revised Parent Proposal also stated that Parent had substantially completed its due diligence of the Company and was prepared to sign a definitive agreement with the Company within 20 days.

Later on April 10, 2025, at the direction of the Kronos Board, representatives of Leerink Partners contacted Mr. Tang requesting that Parent submit a second revised proposal to remove the maximum payment under the further savings contingent value right. Subsequently, Parent submitted a second revised non-binding proposal that was substantially similar to the First Revised Parent Proposal but removed the maximum payment under the further savings contingent value right (the “Revised Parent Proposal”).

Later on April 10, 2025, the Kronos Board held a meeting by videoconference, at which members of Kronos management and representatives of Leerink Partners were present. Representatives of Leerink Partners reviewed the material terms of the Party C Revised Proposal, the Party E Revised Proposal and the Revised Parent Proposal and a comparison of the upfront consideration proposed by each proposal. The Kronos Board considered and discussed, among other things, (a) the state of the Company’s business, including its current and projected cash burn, (b) the reverse merger transaction process and impact that the change in market conditions had on the ability to obtain PIPE financing by Party D or any other potential counterparty in such a transaction, (c) the financial buyer transactions proposed by Party C, Party E and Parent, including the terms of and value implied by each offer, the conditions to a transaction included in the offer, the extent of the due diligence conducted by each potential counterparty, the transaction certainty and time to closing and (d) the length of time to dissolve the Company and return to the Company’s stockholders in the event that the Company liquidated. Following such consideration and discussion, the Kronos Board recommended and instructed Kronos management to negotiate the terms of a definitive agreement reflecting the Revised Parent Proposal as soon as possible in light of Parent’s experience in executing similar transactions in the same industry in which the Company operates yielded a higher probability of successful transaction execution and that Parent’s ability to more rapidly wind-down operations could result in higher value for Kronos stockholders, when compared to the other alternatives, including the Party C Revised Proposal and Party E Revised Proposal, at that time. Following the meeting, representatives of Leerink Partners notified Parent of its intent to negotiate the terms of the definitive agreement for presentation to the Kronos Board.

On April 11, 2025, representatives of Leerink Partners notified Party C and Party E of the Kronos Board’s determination not to further pursue a potential transaction with such parties.

On April 16, 2025, Kronos management and representatives of Leerink Partners received an initial draft of the Merger Agreement from representatives of Parent, which reflected the terms of the Revised Parent Proposal. The draft Merger Agreement included a fixed price per share of $0.57 per share for the Offer and the Merger based on the minimum net cash closing condition of $40 million and no additional price adjustment for any excess cash. The draft Merger Agreement generally included customary terms and conditions for such an agreement including, among other things, for (a) the transaction to be structured as a cash tender offer followed immediately by a back-end merger pursuant to DGCL Section 251(h), (b) the acceleration and cash out of certain Company equity awards, (c) customary exceptions to the definition of “Company Material Adverse Effect,” which generally defines the standard for certain closing risk, (d) customary representations and warranties with respect to the Company and Parent and Purchaser, including a representation by Parent and Purchaser regarding the concurrent delivery of an executed limited guaranty to guarantee Parent and Purchaser’s obligations under the Merger Agreement and the CVR Agreement, (e) the Company’s ability to provide due diligence to, and negotiate a merger agreement with, a party making an unsolicited acquisition proposal that constitutes or would reasonably be expected to lead to a superior proposal and (f) the Company’s ability to terminate the Merger Agreement to accept a superior proposal after providing Parent with a right to match such proposal. The draft Merger Agreement also included (i) reductions to the Company’s closing net cash for all remaining lease-related obligations, all costs related to existing and anticipated legal proceedings and settlements, up to $300,000 of expenses of Parent and Purchaser and up to $400,000 to cover expenses under the CVR Agreement (the “CVR Expense Cap”), (ii) a termination fee payable by the Company in certain circumstances, including with entering into a superior company proposal, (iii) a minimum closing net cash condition of $40 million and (iv) a cap on the annual premium for the D&O tail policy to be obtained.

Also on April 16, 2025, the Company received an initial draft of the CVR Agreement from representatives of Parent. The draft CVR Agreement provided for, among other things, (a) the payment of the proceeds as described in the Revised Parent Proposal, (b) the use of commercially reasonable efforts to maintain the Company’s products and continue certain CMC activities, (c) an expiration period of two years and (d) the payment of any further savings proceeds at the end of the two-year expiration period.

On April 22, 2025, representatives of Goodwin sent to representatives of Parent’s outside counsel, Gibson Dunn & Crutcher LLP (“Gibson Dunn”) a revised draft of the Merger Agreement providing for, among other things, (a) a lesser termination fee payable by the Company, (b) changes to the definitions of the components used in the calculation of the Company’s closing net cash, including inserting a cap for post-closing legal proceedings costs, (c) lowering the minimum closing net cash condition, (d) raising the cap on the annual premium for the D&O tail policy to be obtained, (e) the Company’s ability to sell the its product candidates known as (i) istisociclib, or KB-0742, a cyclin dependent kinase 9 (CDK9) inhibitor; (ii) lanraplenib, a spleen tyrosine kinase (SYK) inhibitor; and (iii) entospletinib, an SYK inhibitor (the “Company Legacy Products”) without Parent’s consent prior to the consummation of the Merger and (f) certain revisions to the representations and warranties and covenants.

Between April 22, 2025 and April 30, 2025, representatives of the Company and Goodwin, on the one hand, and representatives of Parent and Gibson Dunn, on the other hand, exchanged drafts of the Merger Agreement. Revisions to the Merger Agreement included revisions to, among other things, (a) the scope of expenses to be accounted for in the calculation of closing net cash, (b) the termination fee payable by the Company to reinstate the original termination fee proposed by Parent, (c) the minimum closing net cash condition to reinstate the $40 million minimum originally proposed by Parent, (d) the cap on the annual premium for the D&O tail policy to be obtained to reinstate the original cap proposed by Parent and (e) certain revisions with respect to the representations and warranties and covenants.

On April 24, 2025, representatives of Leerink Partners, at the direction of the Kronos Board, held a telephonic conversation with Mr. Tang, to discuss expanding the term of the further savings contingent value right from two years to three years and the percentage that should be paid to the holders of the further savings contingent value right. Following discussion, Mr. Tang agreed that the next draft of the CVR Agreement would reflect a right to receive 50% of the cost savings realized between the second anniversary of the consummation of the Merger and the third anniversary of the consummation of the Merger.

On April 24, 2025, representatives of Goodwin sent to representatives of Gibson Dunn a revised draft of the CVR Agreement, which reflected certain revisions including, among other things, (a) the additional payment of any net proceeds received by the Surviving Corporation within six years of the consummation of the Merger pursuant to any license or disposition agreement with respect to any Company Legacy Product entered into prior to the consummation of the Merger and any amounts remaining under the CVR Expense Cap at the end of the expiration period, (b) the additional payment of 50% of any cost savings realized within between the second anniversary of the consummation of the Merger and the third anniversary of the consummation of the Merger as previously discussed, (c) depositing money deducted from closing net cash with respect to the outstanding liabilities and the amount of the CVR Expense Cap in an interest bearing account, with such interest being paid to the CVR holders, (d) the use of commercially reasonable efforts to eliminate the Company’s outstanding liabilities as set forth on the Kronos’ audited balance sheet for the year ended December 31, 2024, (e) an expiration period of six years following the consummation of the Merger and (f) the payment of any further savings proceeds within the earlier of 30 days of the elimination of the Company’s outstanding liabilities or the end of the expiration period.

Also on April 24, 2025, representatives of Parent and Gibson Dunn provided to representatives of the Company and Goodwin initial drafts of the Limited Guaranty and Tender and Support Agreements. Between April 24, 2025 and April 30, 2025, representatives of the Company and Goodwin (on behalf of certain stockholders and the directors and officers of the Company with respect to the Tender and Support Agreement), on the one hand, and representatives of Parent and Gibson Dunn, on the other hand, exchanged drafts of the Limited Guaranty and Tender and Support Agreement.

Between April 25, 2025 and April 30, 2025, representatives of the Company and Goodwin, on the one hand, and representatives of Parent and Gibson Dunn, on the other hand, exchanged drafts of the CVR Agreement. Revisions to the CVR Agreement included revisions to (a) include the additional payment of 100% of cost savings realized prior to consummation of the Merger, adjusted for any claims that arise prior to 30 days following the consummation of the Merger that are not accounted for in the closing net cash as finally determined pursuant to the Merger Agreement, (b) include an amount in the calculation of further net savings to account for any interest earned by Parent following the consummation of the Merger, (c) include the payment of any further savings proceeds within the earlier of 30 days of the elimination of the Company’s outstanding liabilities or the end of the expiration period and (d) update the expiration periods to: (i) six years from the consummation of the Merger for net proceeds received from any disposition of the Company’s Legacy Products that occurs prior to the consummation of the Merger, (ii) two years from the consummation of the Merger for any disposition of the Company’s products other than the Company Legacy Products and (iii) up to three years from the consummation of the Merger for any further savings.

On April 28, 2025, representatives of Leerink Partners, at the direction of the Kronos Board, had a telephonic conversation with Mr. Tang to discuss including 100% of the cost savings realized prior to the consummation of the Merger and related interest in the CVR Agreement rather than adding a price adjustment to the Merger Agreement. Following discussion, Mr. Tang agreed that the next draft of the CVR Agreement would include a right to receive 100% of the cost savings realized prior to consummation of the Merger.

Also on April 28, 2025, Leerink Partners provided a written relationships disclosure letter as of April 28, 2025 with respect to Kronos and Parent, which indicated that Leerink Partners had no material relationships with either of Kronos or Parent.

On April 30, 2025, the Kronos Board held a meeting, at which members of Kronos management, representatives of Leerink Partners and representatives of Goodwin were present. Representatives of Goodwin provided a review of the fiduciary duties of directors in connection with evaluating the Company’s strategic alternatives, including the transactions contemplated by the Merger Agreement, and summarized the material terms in the Merger Agreement, the CVR Agreement and the Tender and Support Agreement. In addition, representatives of Leerink Partners, at the request of the Kronos Board, made a presentation to the Kronos Board with respect to the financial terms of the potential transaction with Parent.

Later on April 30, 2025, the Kronos Board held a meeting, at which members of Kronos management, representatives of Leerink Partners and representatives of Goodwin were present. Representatives of Leerink Partners rendered to the Kronos Board an oral opinion, subsequently confirmed by delivery of a written opinion dated April 30, 2025, to the effect that, as of such date and based upon and subject to various assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Cash Amount proposed to be paid to the holders of Shares (other than Excluded Shares (as defined in its opinion)) pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Leerink Partners’ opinion, please see this Item 4 under the heading “Opinion of Leerink Partners LLC.” The written opinion delivered by Leerink Partners is attached to this Schedule 14D-9 as Annex I. The representatives of Leerink Partners then departed the meeting. Following additional discussion and consideration of the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement (including the factors described in this Item 4 under the heading “Reasons for the Recommendation of the Kronos Board”), the Kronos Board (i) determined that the terms of the Offer, the Merger, and the other Transactions are fair to, and in the best interests of, the Company and the Company’s stockholders, (ii) approved and declared advisable the Merger and the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer and (iv) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and that the Merger will be consummated as soon as practicable following the Offer Closing Time.

Thereafter, in the early morning of May 1, 2025, the Company, Parent and Purchaser executed the Merger Agreement.

Before the opening of trading of the U.S. stock markets on May 1, 2025, the Company issued a press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer by Purchaser to acquire all of the outstanding shares of Kronos Common Stock at the Offer Price.

On May 15, 2025 Purchaser commenced the Offer, and later on May 15, 2025, the Company filed this Schedule 14D-9.

Reasons for the Recommendation of the Kronos Board

In evaluating the Offer and the Merger, the Kronos Board consulted with the Company’s senior management and outside legal and financial advisors, and the Kronos Board considered and analyzed a number of reasons, including, without limitation, the following (which are not presented in any order of importance).

The Kronos Board believed that the following material factors and benefits supported their determination and recommendation:

•        Certainty of Value.    The (i) the Cash Amount provides certain and immediate value and liquidity to the Company’s stockholders for their Shares and (ii) the CVR Proceeds, if any, may provide additional value and liquidity to the Company’s stockholders for their Shares, especially when viewed against the internal and external risks and uncertainties associated with macroeconomic conditions, including the current state of the U.S. and global economies, and the potential impact of such risks and uncertainties on the Company’s projected cash runway the trading price of the Company’s Shares and the potential for an alternative strategic transaction;

•        Results of Strategic Review Process.    The Transactions were the result of a reasoned, fully informed process. Kronos conducted a fulsome strategic process to explore potential strategic alternatives, including a potential reverse merger transaction (as more fully described in this Item 4 under the heading “Background of the Offer and the Merger”). Following Party D’s withdrawal from the strategic process, the Kronos Board conducted a tailored market search, primarily focusing on potential financial buyers, because the Kronos Board believed that cash acquisition transaction proposals offered greater certainty of closing and value to the Company’s stockholders than reverse merger transaction proposals considering prevailing public market conditions, the ability to secure PIPE financing in the amounts required to fund operations of the combined companies, the timeline on which such reverse merger transactions could be consummated (if at all), the ongoing cash needs of the combined companies post-transaction and other risks with respect to a reverse merger transaction structure. The Kronos Board also considered alternatives to a strategic process, including a liquidation or dissolution of Kronos to distribute any available cash;

•        Best Value.    The belief of the Kronos Board that (i) as a result of the negotiating process, the Company had obtained Parent’s best offer and (ii) based on the conversations and negotiations with Parent, as of the date of the Merger Agreement, the Offer Price represented the best value reasonably obtainable by the Company under the circumstances;

•        No Financing Condition.    The fact that the Transactions are not subject to any financing condition, and that Tang Capital provided a Limited Guaranty to support the funding of the Transactions;

•        CVR.    The fact that (i) the Transactions offer stockholders a potential opportunity to, within specified parameters, receive (A) the Disposition Proceeds, (B) the Further Savings Proceeds, (C) the Legacy Product Disposition Proceeds and (D) the Additional Closing Net Cash Proceeds; and (ii) Parent has the obligation and financial incentive to pursue such transactions and elimination of outstanding liabilities of the Company during the Disposition CVR Period, Further Savings Period, Legacy Product Disposition Period or Additional Closing Net Cash Period, as applicable;

•        Prospects of the Company on a Standalone Basis.    The Kronos Board’s assessment of the assets, liabilities and financial condition of the Company if it continued to operate independently and pursue its business on a standalone basis, taking into account the execution risks and substantial financing requirements and challenges associated with continued independence, particularly in light of the discontinuation of certain of the Company’s clinical programs, investor interest and value perception for possible further development of its programs, the Company’s market capitalization and its workforce reductions in November 2024;

•        Expected Return to Stockholders if the Company Liquidated.    The Kronos Board’s belief that the Offer Price is more favorable to such holders than the potential value that might be distributable to the holders of Shares if the Company were to effect a statutory liquidation or dissolution, which conclusion was based on a financial analysis performed by the Company’s management (as more fully described in this Item 4 under the heading “Kronos Management Dissolution Analysis”) and, among other factors, the following:

•        an orderly liquidation would require that the Company continue to operate until a liquidation process could be completed, which would likely require the Company to continue to incur costs as a publicly listed company that would reduce the cash available for distribution to the Company’s stockholders;

•        the Company’s directors and officers do not have substantial experience with the liquidation of companies, which would necessitate engaging and compensating experienced consultants to assist with the liquidation effort, as well as incentivizing certain existing employees to remain with the Company through the liquidation process;

•        the Company’s directors and officers would also likely need to hire and compensate consultants to assist with efforts to monetize the CVR Products, which would reduce the liquidation proceeds otherwise available for distribution to stockholders and also potentially any benefits available from such liquidation effort, if such compensation arrangement provided for a percentage compensation mechanism;

•        the Company would need to engage and compensate advisors and consultants to assist with efforts to attempt to monetize the Company’s technology and product candidates; and

•        the Company would need to set aside cash for an extended period of time to be available to cover contingent liabilities in connection with a liquidation, during which extended period of time, the Company’s stockholders would not receive any of such withheld cash, and any such contingent liabilities that matured into actual liabilities would reduce the amount available for ultimate distribution to the Company’s stockholders.

•        Opinion of Leerink Partners.    The presentation by Leerink Partners to the Kronos Board with respect to the financial terms of the Transactions, as well as the oral opinion of Leerink Partners rendered to the Kronos Board on April 30, 2025 (which was subsequently confirmed in writing by delivery of Leerink Partners’ written opinion dated April 30, 2025) that, as of such date, and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Cash Amount proposed to be paid to holders of Shares (other than Excluded Shares) pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described in this Item 4 under the heading “Opinion of Leerink Partners LLC”;

•        Absence of Material Conflicts on the Kronos Board.    The members of the Kronos Board will not personally benefit from the completion of the Offer and the Merger in a manner different from the Company’s public stockholders, except (i) continuing directors and officers liability insurance coverage, (ii) the acceleration and vesting of Kronos Options and/or Kronos RSUs and receipt of the Offer Price and Merger Consideration in connection with such equity awards upon the closing, on the terms set forth in the Merger Agreement, and (iii) the receipt of fees for service on the Kronos Board and its committees;

•        Reasonable Likelihood of Consummation.    The belief of Kronos Board that the Transactions have a reasonable likelihood of closing on an acceptable timeline in light of the Company’s cash runway and forecast;

•        Successful Negotiations with Parent.    The enhancements that the Company and its advisors were able to obtain in the Revised Parent Proposal during the course of negotiations, including the expansion of the scope of the CVR.

•        Terms of the Merger Agreement.    The terms of the Merger Agreement, which was the product of arm’s-length negotiations, with the factors considered including:

•        the Company’s ability, under certain circumstances, to furnish information to, and conduct negotiations with, third parties regarding alternative acquisition proposals;

•        the Kronos Board’s belief that the terms of the Merger Agreement and the scope of the CVR Agreement would be unlikely to deter third parties from making a superior proposal;

•        the Kronos Board’s ability, under certain circumstances, to withdraw or modify its recommendation that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer;

•        the Company’s ability, under certain circumstances, to terminate the Merger Agreement to enter into an alternative acquisition agreement and the Kronos Board’s belief that the termination fee payable by the Company in such instance was reasonable and not preclusive of other offers;

•        the limited conditions to the Company’s obligation to consummate the Merger, making the Merger reasonably likely to be consummated; and

•        the Company’s ability to specifically enforce Parent’s and Purchaser’s obligations to cause the Offer and the Merger to be completed.

•        Minimum Condition.    The fact that the minimum condition per the Merger Agreement, whereby the Offer and the Merger will not be completed unless the number of Shares validly tendered and not validly withdrawn (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository,” as such terms are defined by Section 251(h) of the DGCL), when considered together with all other Shares owned by Purchaser and its “affiliates” (as defined in Section 251(h)(6)(a) of the DGCL, including Parent), equals at least one Share more than 50% of Shares that are then issued and outstanding, which condition may not be waived;

•        Appraisal Rights.    The fact that stockholders of the Company who do not believe that the Offer Price represents fair consideration for their Shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL; and

•        Support Agreements.    The Kronos Board considered that the Support Agreement Parties that held, in the aggregate, approximately 27.15% of the outstanding Shares as of April 25, 2025, entered into Support Agreements obligating each of them during the term of such agreement, among other things, to tender, pursuant to the Offer, their Shares in the Offer and, subject to certain exceptions, not transfer any of the Shares that are subject to the Support Agreements.

The Kronos Board also considered and analyzed a number of uncertainties and risks and other potentially negative factors, including the following:

•        No Premium.    The fact that the Cash Amount represents a negative premium to recent market prices of the Shares, including an approximately 36% negative premium to the Company’s closing share price prior to the Company’s public announcement on April 30, 2025;

•        No Stockholder Participation in Future Growth or Earnings.    The fact that the Transactions do not offer the Company’s stockholders an opportunity to participate in the potential benefits of a combination in a strategic reverse merger transaction and thus benefit from the potential of a combined company to create additional stockholder value through a strategic reverse merger partner’s development programs and business;

•        No Solicitation and Termination Fee.    Subject to certain exceptions, the Merger Agreement precludes the Company from soliciting alternative acquisition proposals, and requires the Company to pay to Parent a termination fee of $1.4 million in certain circumstances, including in certain circumstances in which the Merger Agreement is terminated when an alternative proposal became publicly known prior to such termination, and the Company later enters in any agreement with respect to an alternative proposal or consummates an alternative transaction within twelve months after such termination;

•        Risk Associated with Failure to Consummate the Merger.    The possibility that the Offer and the Merger might not be consummated, and if not consummated, the Company will have significantly less cash that could potentially be distributed to stockholders;

•        Transaction Expenses.    The substantial transaction expenses to be incurred in connection with the Transactions and the negative impact of such expenses on the Company’s cash reserves and operating results should the Transactions not be completed, including the potential expense reimbursement amount of up to a maximum amount of $500,000 payable by the Company to Parent if the Merger Agreement is terminated by Parent under certain circumstances; and

•        Interests of Insiders.    The interests that certain directors and executive officers of the Company may have with respect to the Merger that may be different from, or in addition to, their interests as stockholders of the Company or the interests of the Company’s other stockholders generally, including the treatment of equity awards held by such directors and executive officers in the Merger described in Item 3 under the heading “Arrangements Between Kronos and its Executive Officers, Directors and Affiliates” and the obligation of the Surviving Corporation to indemnify the Company’s directors and officers against certain claims and liabilities.

This discussion is not meant to be exhaustive. Rather, it summarizes the material reasons and factors evaluated by the Kronos Board in their consideration of the Offer and the Merger. After considering these and other factors and thorough discussions with the Kronos Board’s legal and financial advisors, the Kronos Board concluded that the potential benefits of entering into the Merger Agreement outweighed the uncertainties and risks associated therewith. In light of the variety of factors considered by the Kronos Board, and the complexity of these factors, the Kronos Board did not find it practicable to, and did not, quantify or otherwise assign relative weights, ranks or values to the foregoing factors in reaching their determination and recommendations. Moreover, each member of the Kronos Board applied his or her own personal business judgment to the process and may have assigned different relative weights, ranks or values to the different factors. The foregoing description of the Kronos Board’s consideration of the reasons supporting the Transactions is forward-looking in nature. This information should be read in light of the reasons discussed in Item 8 under the heading “Cautionary Note Regarding Forward-Looking Statements.”

Kronos Management Dissolution Analysis

To assist the Kronos Board’s analysis and decision with respect to whether to enter into the Merger Agreement and engage in the Transactions and to recommend that the Company’s stockholders tender their shares into the Offer, Kronos management prepared the Dissolution Analysis (as defined below), a financial analysis of the present value per Share that might be realized in a liquidation as an alternative to pursuing the Merger. In conducting this analysis, Kronos management determined the implied equity value of Kronos Common Stock in a liquidation to be equal to the present value of the amount of cash available for distribution to Kronos stockholders in an orderly liquidation of Kronos. The Dissolution Analysis, prepared as of April 29, 2025, assumes the commencement of the liquidation process and an initial distribution of cash to holders of Shares as of July 31, 2025. Kronos management estimated that, after considering the payment of operating and other costs, collection of interest and other income, estimated recoverability of certain assets and a litigation reserve, approximately $80.8 million in cash, cash equivalents and investments would be available as of July 31, 2025. Of the $80.8 million in cash, cash equivalents and investments, approximately $43.8 million would be required to satisfy liabilities and obligations within 36 months following the initial filing for dissolution (the “Holdback Period”). Of the remaining approximately $37.0 million, based on Kronos management’s good faith estimate: (i) 70%, or approximately $25.9 million, would be disbursed to stockholders as an initial distribution upon the initial filing for dissolution (the “Initial Distribution”); and (ii) approximately $18.9 million would be held back for unknown or contingent liabilities, with 50%, or $9.4 million, being disbursed to stockholders as a final distribution at the end of the Holdback Period (“Holdback Amount”). These assumptions resulted in an implied estimated present value as of an assumed closing date of June 30, 2025 of approximately $0.54 per Share, based on a discount rate of 7.55% and the total shares outstanding of Kronos of approximately 61.4 million.

The timing of the distributions, if any, and the actual percentage of the remaining amount after the initial distribution that would be available for further distribution would depend on factors such as the actual expenses incurred, the amount of wind-down costs, the amount required to settle Kronos’ remaining obligations under current contracts, the need to retain employees to facilitate the wind-down, the need to retain the services of outside contractors to assist with the wind-down and the satisfaction by Kronos of its remaining obligations (including obligations to continue SEC filings), and the need to retain funds beyond that initial distribution for unknown or contingent liabilities, each of which could be material and the total amount of which cannot currently be estimated. In addition, this analysis assumed that the CVR offers zero value to the Company’s stockholders. There can be no assurance that any fees, expenses, contingencies or other obligations that the Company may incur will be within the range of estimated amounts provided in the Dissolution Analysis, that the Dissolution Analysis accounts for all possible such fees, expenses, contingencies or other obligations of the Company or that the estimated distributions would be realized at the estimated amounts, if at all.

Estimated Forecast for Dissolution

	Estimated Company Obligations Prior to Liquidation				Estimated Company Obligations During Holdback Period
	April	May	June	July	2025(1)	2026	2027	2028(2)
Beginning Cash, Cash Equivalents and Investments	$95,865,083	$93,994,044	$92,894,743	$91,496,344	$54,932,865	$52,729,790	$46,992,931	$40,681,509
Operating Expenses:
Corporate/Accounting Fees	339,805	482,570	582,508	192,494	416,667	1,000,000	1,000,000	583,333
Legal	149,948	137,948	137,948	88,000	208,333	500,000	500,000	291,667
Personnel Costs	198,984	195,184	292,759	195,184
Clinical Winddown Costs	(11,734)	18,463	51,822	—	—	—	—	—
Other R&D Costs	176,604	87,470	150,985	73,990	—	—	—	—
Lease Expense	2,044,040	507,257	507,257	507,257	2,571,433	6,416,937	6,728,108	4,096,861
Remaining Lease Liability	—	—	—	—	—	—	—	19,536,322
Total Operating Expenses	2,897,647	1,428,892	1,723,279	1,056,925	3,196,433	7,916,937	8,228,108	24,508,183
Transaction Provisions and Recovery	—	—	—	—	—	—	—	—
Other Payables(3)	165,937	—	—	8,968,030	—	—	—	—
Interest and Other Income	(1,192,545)	(329,591)	(324,880)	(322,285)	(993,358)	(2,180,078)	(1,916,686)	(741,245)
Return of Lease Letter of Credit	—	—	—		—	—	—	(2,025,700)
Litigation Reserve	—	—	—	1,000,000	—	—	—	—
Total Transaction Provisions and Recovery	(1,026,608)	(329,591)	(324,880)	9,645,745	(993,358)	(2,180,078)	(1,916,686)	(2,766,945)
Ending Cash, Cash Equivalents and Investments	$93,994,044	$92,894,743	$91,496,344	$80,793,674	$52,729,790	$46,992,931	$40,681,509	$18,940,271

____________

(1)      Represents estimates from August through December 2025.

(2)      Represents estimates from January through July 2028.

(3)      Includes severance, insurance, and other expenses.

Dissolution Analysis

Estimated cash, cash equivalents and investments upon filing for dissolution	$80,793,674
Less: Holdback period obligations	$43,849,662
Ending cash, cash equivalents and investments available for distribution upon filing for dissolution	$36,994,012
Initial Distribution	$25,860,809
Total Shares Outstanding	61,432,345
Price per Share for Initial Distribution	$0.42
Net Holdback amount after Operating Expenses to be paid out after 3 years	$9,470,135	(1)
Total Shares Outstanding	61,432,345
Price per Share for Holdback Amount, net of discount(2)	$0.12
Total price paid per Share, net of discount(3)	$0.54

____________

(1)      Assumed 50% will remain to be distributed to Kronos stockholders after the three-year Holdback Period based on Kronos management’s good faith estimate for future unknown liabilities that may arise prior to Kronos’ dissolution.

(2)      Assumed future distribution of holdback amount discounted by three years at the rate of foregone interest, approximated as ICE BofA US High Yield Index Effective Yield as of April 28, 2025 of 7.55%.

(3)      Discounted back to assumed close of mid-June 2025 from July 31, 2025 at the rate of foregone interest, approximated as ICE BofA US High Yield Index Effective Yield as of April 28, 2025 of 7.55%.

Opinion of Leerink Partners LLC

Unless the context requires otherwise, capitalized terms used but not defined in this “— Opinion of Leerink Partners LLC” section shall have the meaning ascribed to such term in Annex I.

Introduction

Kronos retained Leerink Partners as its financial advisor in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement (which are referred to in this Section as the “Transaction”). In connection with this engagement, the Kronos Board requested that Leerink Partners evaluate the fairness, from a financial point of view, to the holders of Shares (other than Excluded Shares (as defined below)) of the Cash Amount (as defined below) proposed to be paid to such holders pursuant to the terms of the Merger Agreement. For purposes of this summary of Leerink Partners’ opinion: (a) “Excluded Shares” means (x) (i) Shares owned by Kronos immediately prior to the Effective Time, (ii) Shares owned by Parent, Purchaser or any other subsidiary of Parent at the commencement of the Offer which are owned by Parent, Purchaser or any other subsidiary of Parent immediately prior to the Effective Time and (iii) solely with respect to the Merger, Shares irrevocably accepted for purchase in the Offer, each of which shall automatically be canceled and shall cease to exist and (y) Shares that are outstanding immediately prior to the Effective Time and that are held by any person who is entitled to demand and properly demands appraisal of such Shares pursuant to, and complies in all respects with, Section 262 of the DGCL; and (b) “Cash Amount” means the price per Share of $0.57 in cash, payable subject to any applicable tax withholding and without interest.

On April 30, 2025, Leerink Partners rendered to the Kronos Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated April 30, 2025, that, as of such date and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Cash Amount proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of the written opinion of Leerink Partners, dated April 30, 2025, which describes the assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, is attached as Annex I and is incorporated herein by reference. The summary of the written opinion of Leerink Partners set forth below is qualified in its entirety by the full text of the written opinion attached hereto as Annex I. Leerink Partners’ financial advisory services and opinion were provided for the information and assistance of the Kronos Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of the Kronos Board’s consideration of the Transaction and the opinion of Leerink Partners addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Cash Amount proposed to be paid to such holders pursuant to the terms of the Merger Agreement. The opinion of Leerink Partners did not address any other term or aspect of the Merger Agreement or the Transaction and does not constitute a recommendation to any stockholder of Kronos as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

The full text of the written opinion of Leerink Partners should be read carefully in its entirety for a description of the assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Leerink Partners reviewed, among other things:

•        a draft of the Merger Agreement, as provided to Leerink Partners by Kronos on April 30, 2025;

•        a draft of the CVR Agreement, as provided to Leerink Partners by Kronos on April 30, 2025;

•        Kronos’ Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as filed by Kronos with the SEC;

•        certain Current Reports on Form 8-K, as filed by Kronos with, or furnished by Kronos to, the SEC; and

•        a dissolution analysis of Kronos, as furnished to Leerink Partners by the management of Kronos and approved by management for use by Leerink Partners, which is referred to in this summary of Leerink Partners’ opinion as the “Dissolution Analysis”

Leerink Partners also conducted discussions with members of the senior management and representatives of Kronos regarding such Dissolution Analysis. Kronos advised Leerink Partners that it did not have a standalone business plan and its plan in the absence of a sale or merger of the company was to pursue a dissolution of Kronos. In addition, Leerink Partners considered the results of its efforts on behalf of Kronos to solicit, at the direction of Kronos, indications of interest from third parties with respect to a possible acquisition of or business combination with Kronos. Leerink Partners also conducted such other financial studies and analyses and took into account such other information as it deemed appropriate.

Leerink Partners assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Leerink Partners for purposes of its opinion and, with Kronos’ consent, Leerink Partners relied upon such information as being complete and accurate. In that regard, Leerink Partners assumed, at Kronos’ direction, that the Dissolution Analysis had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Kronos as to the matters covered thereby and Leerink Partners relied, at Kronos’ direction, on the Dissolution Analysis for purposes of its analysis and opinion. Leerink Partners expressed no view or opinion as to the Dissolution Analysis or the assumptions on which it was based. In addition, at Kronos’ direction, Leerink Partners did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Kronos, nor was Leerink Partners furnished with any such evaluation or appraisal, and Leerink Partners was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Kronos. Furthermore, at Kronos’ direction, Leerink Partners ascribed no value to the CVR Proceeds payable pursuant to the CVR Agreement.

Leerink Partners assumed, at Kronos’ direction, that the final executed Merger Agreement and CVR Agreement would not differ in any respect material to Leerink Partners’ analysis or its opinion from the last versions of the Merger Agreement and CVR Agreement reviewed by Leerink Partners. Leerink Partners also assumed, at Kronos’ direction, that the representations and warranties made by Kronos, Parent and Purchaser in the Merger Agreement were and would continue to be true and correct in all respects material to Leerink Partners’ analysis. Furthermore, Leerink Partners assumed, at Kronos’ direction, that the Transaction would be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Leerink Partners’ analysis or its opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change would be imposed, the effect of which would be material to Leerink Partners’ analysis or its opinion. Leerink Partners did not evaluate and did not express any opinion as to the solvency or fair value of Kronos, or the ability of Kronos to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Leerink Partners is not a legal, regulatory, tax or accounting advisor, and Leerink Partners expressed no opinion as to any legal, regulatory, tax or accounting matters.

The opinion of Leerink Partners expressed no view as to, and did not address, Kronos’ underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Kronos or in which Kronos might engage. The opinion of Leerink Partners was limited to and addressed only the fairness, from a financial point of view, as of the date of the opinion, to the holders of Shares (other than Excluded Shares) of the Cash Amount proposed to be paid to such holders pursuant to the terms of the Merger Agreement. Leerink Partners was not asked to, and Leerink Partners did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement, the CVR Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, the form or any other terms of the CVR, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of Kronos or any other party. In addition, Leerink Partners expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Kronos or any other party, or class of such persons in connection with the Transaction, whether relative to the Cash Amount proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the terms of the Merger Agreement or otherwise. The opinion of Leerink Partners was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Leerink Partners as of, the date of its written opinion, and Leerink Partners does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of the opinion. Leerink Partners’ opinion does not constitute a recommendation to any stockholder of Kronos as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transaction or any other matter. Leerink Partners’ financial advisory services and its opinion were provided for the information and assistance of the Kronos Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of their consideration of the Transaction. The issuance of the opinion of Leerink Partners was approved by the Leerink Partners LLC Fairness Opinion Review Committee.

Summary of Financial Analyses

The following is a summary of the material financial analyses prepared by Leerink Partners and reviewed with the Kronos Board in connection with its opinion, which was delivered orally to the Kronos Board on April 30, 2025, and subsequently confirmed in Leerink Partners’ written opinion, dated April 30, 2025. For purposes of the analyses described below, Leerink Partners was directed to rely upon the Dissolution Analysis prepared by Kronos management. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of Leerink Partners, nor does the order of the analyses described below represent the relative importance or weight given to those analyses by Leerink Partners. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. In arriving at its opinion, Leerink Partners did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Accordingly, Leerink Partners believes that its analyses must be considered as a whole and that selecting portions of such analyses and factors without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying Leerink Partners’ financial analyses and its opinion.

Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. The assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 30, 2025, and is not necessarily indicative of current market conditions.

Leerink Partners was not requested to, and did not, recommend or determine the specific consideration payable in the Transaction. The type and amount of consideration payable in the Transaction was determined through negotiations between Kronos and Parent and Kronos’ decision to enter into the Merger Agreement was solely that of the Kronos Board. The opinion of Leerink Partners was only one of many factors considered by the Kronos Board in their evaluation of the Transaction and should not be viewed as determinative of the views of the Kronos Board or the management of Kronos with respect to the Transaction, the Cash Amount, any potential CVR Proceeds or any other aspect of the transactions contemplated by the Merger Agreement.

The following is a summary of the material financial analyses reviewed with the Kronos Board and performed by Leerink Partners in connection with its opinion, which was rendered orally to the Kronos Board on April 30, 2025, and subsequently confirmed by delivery of a written opinion dated April 30, 2025. The summary set forth below does not purport to be a complete description of the financial analyses performed by, and underlying the opinion of, Leerink Partners. Future results may be different from those described and such differences may be material.

Dissolution Analysis

Kronos advised Leerink Partners that it did not have a standalone business plan and its plan in the absence of a sale or merger of the company was to pursue a dissolution of Kronos. Accordingly, Leerink Partners concluded, in the exercise of its professional judgment, that traditional valuation methodologies typically used for purposes of valuing a business as a going concern were not applicable to Kronos. Kronos management furnished to Leerink Partners the Dissolution Analysis prepared by management as described in more detail under “— Kronos Management Dissolution Analysis” and directed Leerink Partners to rely upon the Dissolution Analysis for purposes of its analysis and opinion. The Dissolution Analysis assumed an initial distribution of cash to holders of Shares as of July 31, 2025, of approximately $26 million, or $0.42 per Share, and a final distribution of cash to holders of Shares as of July 31, 2028, of approximately $9 million, or an estimated present value of approximately $0.12 per Share (as described below). Together, the initial distribution and the final distribution are referred to in this section as the “Dissolution Payments.”

Leerink Partners compared the Cash Amount Per Share amount of $0.57 to the present value of the Dissolution Payments as of July 31, 2025 (the assumed date of approval by stockholders of Kronos of a dissolution of Kronos), and, for purposes of comparison with an assumed closing date for the Transaction of June 30, 2025, further discounted the Dissolution Payments to that date. Leerink Partners calculated the July 31, 2025 present value of the Dissolution Payments by discounting the July 31, 2028 final distribution payment to July 31, 2025 using a discount rate equivalent to ICE BofA US High Yield Index Effective Yield of 7.55% as of April 29, 2025, and adding that discounted amount to the amount of the initial distribution payment. Leerink Partners then calculated the present value of the Dissolution Payments as of June 30, 2025 by further discounting the July 31, 2025 present value of Dissolution Payments to June 30, 2025 using the same 7.55% discount rate. Leerink Partners determined this discount rate based upon its professional expertise and judgment.

This analysis resulted in an implied estimated present value as of June 30, 2025 of approximately $33 million, or $0.54 per Share, based on the assumed total shares outstanding of Kronos of approximately 61.4 million as of June 30, 2025, as provided by Kronos.

Leerink Partners then compared the results of the above analysis to the closing price of Kronos Common Stock of $0.90 as of April 29, 2025, and the Cash Amount of $0.57 per Share.

General

Leerink Partners is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. Leerink Partners has in the past provided certain investment banking services to Kronos and its affiliates unrelated to the Transaction, for which Leerink Partners received customary compensation. Other than services in connection with the Transaction, in the past two years, Leerink Partners has not provided investment banking services to, or received compensation from, Kronos. In the past two years, Leerink Partners has not provided investment banking services to, or received compensation from, Parent or Purchaser. In the ordinary course of business, Leerink Partners may, in the future, provide investment banking services to Kronos, Parent, or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of its trading and brokerage activities, Leerink Partners has in the past and may in the future hold positions, for its own account or the accounts of its customers, in equity, debt or other securities of Kronos, Parent or their respective affiliates. Consistent with applicable legal and regulatory requirements, Leerink Partners has adopted policies and procedures to establish and maintain the independence of its research department and personnel. As a result, Leerink Partners’ research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Kronos, Parent, and the Transaction and other participants in the Transaction that differ from the views of Leerink Partners’ investment banking personnel.

The Kronos Board selected Leerink Partners as a financial advisor in connection with the Transaction based on Leerink Partners’ longstanding relationship and familiarity with Kronos and its business, as well as its experience and expertise in the pharmaceutical industry. Leerink Partners is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction.

In connection with Leerink Partners’ services as a financial advisor to Kronos, Kronos has agreed to pay Leerink Partners an aggregate fee of $3 million, of which opinion fees of $1 million have been paid and the remainder of which is payable contingent upon consummation of the Transaction. In addition, Kronos has agreed to reimburse certain of Leerink Partners’ expenses arising, and to indemnify Leerink Partners against certain liabilities, including liabilities under federal securities laws, that may arise, out of Leerink Partners’ engagement. The terms of the fee arrangement between Leerink Partners and Kronos, which are customary in transactions of this nature, were negotiated at arm’s length between Leerink Partners and the Company, and the Kronos Board was aware of the arrangement, including the fact that a significant portion of the fee payable to Leerink Partners is contingent upon the completion of the Transaction.

Intent to Tender

To the knowledge of Kronos, after making reasonable inquiry to the extent permitted by applicable securities laws, rules or regulations, all of Kronos’ executive officers, directors and affiliates currently intend to tender, or cause to be tendered, all Shares held of record or beneficially owned by such persons or entities pursuant to the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. Concurrently with the execution of the Merger Agreement, the Support Agreement Parties entered into Support Agreements with Parent and Purchaser and have pledged to irrevocably tender all of their Shares, which comprise, in the aggregate, approximately 27.15% of the outstanding Shares as of April 25, 2025. The Support Agreements will terminate upon termination of the Merger Agreement and certain other specified events. For more information on the Support Agreements, please see the summary contained in Item 3 under the heading “Form of Tender and Support Agreement,” which is incorporated herein by reference.

ITEM 5.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Neither Kronos nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Kronos’ stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Kronos, for which services no additional compensation will be paid.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than (i) the scheduled vesting of Kronos RSUs and issuances by Kronos with respect thereto, (ii) the scheduled vesting of Kronos Options, and (iii) the grant of Kronos Options and Kronos RSUs in the ordinary course, no transactions with respect to Shares have been effected by Kronos or, to the knowledge of Kronos after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the sixty (60) days prior to the date of this Schedule 14D-9.

ITEM 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), Kronos is not currently undertaking or engaged in any negotiations in response to the Offer that relate to:

•        a tender offer for, or other acquisition of, Kronos’ securities by Kronos, its subsidiaries or any other person;

•        any extraordinary transaction, such as a merger, reorganization or liquidation, involving Kronos or any of its subsidiaries;

•        any purchase, sale or transfer of a material amount of assets of Kronos or any of its subsidiaries; or

•        any material change in the present dividend rate or policy or indebtedness or capitalization of Kronos.

Except as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, resolutions of the Kronos Board or the Transaction Committee thereof, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

ITEM 8.    ADDITIONAL INFORMATION

The information set forth in Item 3 under the heading “Arrangements Between Kronos and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.

Vote Required to Approve the Merger

The Kronos Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger, in accordance with the DGCL. The Kronos Board approved the Merger Agreement and the Transactions, including the Offer and the Merger, in accordance with the DGCL. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the number of shares of the target corporation and of each class or series of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Kronos, Parent and Purchaser intend to effect the Merger Closing without a vote of the stockholders of Kronos in accordance with Section 251(h) of the DGCL.

Anti-Takeover Statute

Delaware

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three (3) years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares of outstanding stock (but not the outstanding voting stock owned by the interested stockholder), shares held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Kronos Board has approved the Merger Agreement and the Transactions, as described in Item 4 under the heading “The Solicitation or Recommendation” and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the Transactions.

Appraisal Rights

No appraisal rights are available in connection with the Offer and stockholders who tender their Shares in the Offer will not have appraisal rights in connection with the Merger. However, if the Offer is successful and the Merger is consummated, holders of record and beneficial owners of Shares outstanding as of immediately prior to the Effective Time and beneficial owners of the Company who: (i) did not tender their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the time Parent accepts properly tendered Shares for purchase (the “Acceptance Time”)); (ii) otherwise comply with the applicable procedures under Section 262 of the DGCL; (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL; and (iv) in the case of a beneficial owner, have submitted a demand that (A) reasonably identifies the holder of record of the shares for which the demand is made, (B) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (C) provides an address at which such beneficial owner consents to receive notices given by the Company and to be set forth on the Verified List (as defined below) to be filed with the Register in Chancery in the Delaware Court of Chancery (the “Delaware Court”), will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court, in accordance with Section 262 of the DGCL, plus interest if any, on the amount determined to be the fair value. Stockholders and beneficial owners should be aware that the fair value of their Shares could be more than, the same as or less than the Offer Price or the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL.

The following is a summary of the appraisal rights of stockholders and beneficial owners under Section 262 of the DGCL in connection with the Merger, assuming that the Merger is consummated in accordance with Section 251(h) of the DGCL.    The full text of Section 262 of the DGCL may be accessed without subscription or cost at https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL. All references in Section 262 of the DGCL and in this summary to a (i) “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted and (ii) “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights should carefully review Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL or information directing the stockholders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. The record date for determining the stockholders entitled to receive this notice of appraisal shall be the close of business on the day next preceding the date this notice is given, in accordance with Section 262(d)(2) of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of record or beneficial owner of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL such stockholder or beneficial owner must do all of the following:

•        prior to the later of the consummation of the Offer, which occurs when Purchaser has accepted for payment Shares tendered into the Offer following the expiration date of the Offer, and twenty (20) business days after the date this Schedule 14D-9 is provided (which such date is May 15, 2025), deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the person seeking appraisal and that such person is demanding appraisal;

•        not tender such stockholder’s or beneficial owner’s Shares in the Offer (or, if tendered, validly and subsequently withdraw such Shares prior to the Acceptance Time);

•        continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•        comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

In addition, one of the ownership thresholds (as defined below) must be met and a stockholder (or any person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person) who has complied with the requirements of Section 262 of the DGCL or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all such persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, within ten (10) days after the Effective Time, Parent will cause the Surviving Corporation to notify all of the Company’s stockholders or beneficial owners who delivered a written demand to the Company of the Effective Time (in accordance with Section 262). However, only stockholders or beneficial owners who have delivered a written demand in accordance with Section 262 will receive such notice. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand

All written demands for appraisal should be addressed to Kronos Bio, Inc., 301 Binney Street, 2nd Floor East, Cambridge, MA 02142.

A record stockholder, such as a broker, bank, fiduciary, depositary or other nominees, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner. Alternatively, a beneficial owner may demand appraisal, in his, her or its own name, of such beneficial owner’s shares, provided that (i) such beneficial owner continuously owns such Shares through the Effective Time and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the Verified List (as defined below).

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of record or beneficial owner of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court demanding a determination of the fair value of the Shares held of record or beneficially owned by all persons who did not tender in the Offer (or, if tendered, subsequently and validly withdrew such Shares before the Acceptance Time) and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all persons who had previously demanded appraisal of their Shares. The Company is under no obligation, and has no present intention, to file a petition, and holders should not assume that the Surviving Corporation will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of record or beneficial owners of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any stockholder or beneficial owner who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of Section 262, the record holders of such Shares shall not be considered a separate stockholder holding such Shares for purposes of such aggregate number). Such statement must be provided to the stockholder or beneficial owner within ten (10) days after a written request by such stockholder or beneficial owner for the information has been received by the Surviving Corporation or within ten (10) days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such petition by any such holder of record or beneficial owners of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within twenty (20) days to file with the Register in Chancery in the Delaware Court a duly verified list (the “Verified List”) containing the names and addresses of all stockholders or beneficial owners who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the petition be provided to the Surviving Corporation and all of the stockholders or beneficial owners shown on the Verified List. The forms of the notice by mail and by publication will be approved by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the petition is held, the Delaware Court is empowered to determine those stockholders or beneficial owners who have complied with the provisions of Section 262 of the DGCL and who have become entitled to appraisal rights thereunder, and whether the ownership thresholds are met. The Delaware Court may require the stockholders or beneficial owners who demanded an appraisal for their Shares and who hold Shares represented by certificates to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any person who does not comply with such requirement. Accordingly, stockholders or beneficial owners are cautioned to retain the certificates evidencing their Shares pending resolution of the appraisal proceedings. Because, immediately before the Effective Time, the Shares will be listed on a nationally recognized securities exchange, and because the Merger will not be approved pursuant to Section 253 or Section 267 of the DGCL, the Delaware Court will dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal or (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million. We refer to the foregoing as the “ownership thresholds.”

Determination of Fair Value

After the Delaware Court determines which stockholders or beneficial owners are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court will determine the fair value of the Shares as of the Effective Time, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective

Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest will accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court and (ii) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment to the holder prior to such entry of judgment.

In determining the fair value, the court is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Supreme Court of Delaware stated that, in making this determination of fair value, the Delaware Court must consider market value, asset value, dividends, earning prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that “throw any light on future prospects of the merged corporation.” Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Supreme Court of Delaware stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders and beneficial owners considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL.

Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court, and stockholders or beneficial owners should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder or beneficial owner exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of record or beneficial owner of Shares entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders or beneficial owners entitled to an appraisal. Any person whose name appears on the Verified List and who has submitted such person’s certificates of stock to the Register in Chancery in the Delaware Court, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder or beneficial owner is not entitled to appraisal rights. The Delaware Court will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders or beneficial owners entitled thereto. Payment will be so made to each such stockholder or beneficial owner upon the surrender to the Surviving Corporation of such person’s certificates. The Delaware Court’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The Delaware Court may also (i) determine the costs of the proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and tax such costs among the parties as the Delaware Court deems equitable and (ii) upon application of a stockholder or beneficial owner whose name appears on the Verified List who participated in the proceeding and incurred expenses in connection therewith (an “application”), order all or a portion of the expenses incurred by any stockholder or beneficial owner in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Delaware Court are subject to appellate review by the Supreme Court of Delaware.

From and after the Effective Time, any stockholder or beneficial owner who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not be entitled to vote his, her or its Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Shares (except dividends or other distributions payable to stockholders or beneficial owners of record as of a date prior to the Effective Time if so declared by the Surviving Corporation).

If any stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s or beneficial owner’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration, net to the stockholder or beneficial owner in cash, without interest, subject to any withholding taxes required by applicable law. A stockholder or beneficial owner will fail to perfect, or effectively lose, the stockholder’s or beneficial owner’s right to appraisal if no petition for appraisal is filed with the Delaware Court within 120 days after the Effective Time; however, such stockholder or beneficial owner is entitled to receive the Merger Consideration. In addition, a stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s or beneficial owner’s demand for appraisal and acceptance of the Merger either within sixty (60) days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation.

Notwithstanding the foregoing, no appraisal proceedings in the Delaware Court will be dismissed as to any stockholder or beneficial owner without the approval of the Delaware Court, and this approval may be conditioned upon such terms as the Delaware Court deems just, including, without limitation, a reservation of jurisdiction (a “reservation”) for any application to the Delaware Court; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s or beneficial owner’s demand for appraisal and to accept the terms offered upon the Merger within sixty (60) days after the Effective Time.

The process of exercising appraisal rights requires compliance with technical prerequisites. If you fail to take any required step in connection with the exercise of appraisal rights, it may result in the termination or waiver of your appraisal rights. Stockholders or beneficial owners wishing to exercise appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, a copy of which may be accessed without subscription or cost at https://delcode.delaware.gov/title8/c001/sc09/index.html#262. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

STOCKHOLDERS OR BENEFICIAL OWNERS WHO SELL SHARES IN THE OFFER AND DO NOT WITHDRAW THEIR TENDER SHARES PRIOR TO THE ACCEPTANCE TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Kronos, please see Kronos’ Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 18, 2025 and as amended on April 25, 2025 and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025, filed with the SEC on May 8, 2025.

Legal Proceedings

There is no pending litigation that Kronos is aware of challenging the Offer, the Merger or the other Transactions.

Regulatory Approvals

Parent and Kronos are not currently aware of any other material governmental consents, approvals or filings that are required prior to the parties’ completion of the Offer or the Merger. If the parties become aware of any notices, reports and other documents required to filed with respect to the Offer or the Merger, Parent and Kronos have agreed to use reasonable best efforts to file, as soon as practicable, such notices, reports and other documents, and to submit promptly any information reasonably requested by any governmental entity in connection therewith.

Important Additional Information and Where to Find It

In connection with the proposed acquisition of the Company, Parent and Purchaser commenced the Offer on May 15, 2025 pursuant to the terms of the Merger Agreement. This Schedule 14D-9 is neither an offer to purchase nor a solicitation of an offer to sell any Shares or any other securities. Parent and Purchaser have filed a tender offer statement on the Schedule TO, including the Offer to Purchase, the Letter of Transmittal and related documents, with the SEC, and the Company has filed this Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. The Offer to purchase the outstanding Shares is only made pursuant to the Offer to Purchase, the Letter of Transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND RELATED DOCUMENTS) AND THIS SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the Offer, MacKenzie Partners, Inc., 7 Penn Plaza, New York, NY 10001, (212) 929-5500 or toll-free at (800) 322-2885, Email: tenderoffer@mackenziepartners.com. Investors and security holders may also obtain, at no charge, the documents filed or furnished to the SEC by the Company under the “SEC Filings” subsection of the “Investors & Media” section of the Company’s website at https://ir.kronosbio.com/.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains forward-looking statements, including, but not limited to, statements regarding the Company’s beliefs and expectations and statements about the Transactions, including the timing of and closing conditions to the Transactions, the potential effects of the proposed Transactions on the Company, and the potential payment of proceeds to the Kronos stockholders, if any, pursuant to the CVR Agreement. These statements may be identified by their use of forward-looking terminology including, but not limited to, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” and “would,” and similar words expressions are intended to identify forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance and involve risks and uncertainties that could cause actual results to differ materially from those projected, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the possibility that various closing conditions set forth in the Merger Agreement may not be satisfied or waived, including uncertainties as to the percentage of the Company’s stockholders tendering their Shares in the Offer; the possibility that competing offers will be made; the risk that the Transactions may not be completed in a timely manner, or at all, which may adversely affect the Company’s business and the price of the Shares; significant costs associated with the proposed Transactions; the risk that any stockholder litigation in connection with the Transactions may result in significant costs of defense, indemnification and liability; the risk that activities related to the CVR Agreement may not result in any value to the Kronos stockholders; and other risks and uncertainties discussed in the Company’s most recent annual report filed with the SEC as well as in the Company’s subsequent filings with the SEC. As a result of such risks and uncertainties, the Company’s actual results may differ materially from any future results, performance or achievements discussed in or implied by the forward-looking statements contained herein. There can be no assurance that the proposed Transactions will in fact be consummated. The Company cautions investors not to unduly rely on any forward-looking statements.

The forward-looking statements contained in this communication are made as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements, whether as a result of future events, new information or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.

ITEM 9.    EXHIBITS

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 15, 2025 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Opinion of Leerink Partners LLC, dated May 1, 2025 (included as Annex I to this Schedule 14D-9).
(a)(5)(A)	Press Release issued by Kronos on May 1, 2025 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K (File No. 001-39592) filed on May 1, 2025).
(e)(1)

Agreement and Plan of Merger, dated May 1, 2025, by and among Kronos, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-39592) filed on May 1, 2025).

(e)(2)	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-39592) filed on May 1, 2025).
(e)(3)*	Form of Tender and Support Agreement.
(e)(4)	Mutual Confidentiality Agreement, dated March 20, 2025, by and between Kronos and Tang Capital (incorporated by reference to Exhibit (d)(2) to the Schedule TO).
(e)(5)	Limited Guaranty, dated as of May 1, 2025 (incorporated by reference to Exhibit (d)(3) to the Schedule TO).
(e)(6)

Kronos Bio, Inc. 2017 Equity Incentive Plan, as amended, and Forms of Option Agreement, Notice of Exercise, Notice of Early Exercise, Restricted Stock Grant Notice and Restricted Stock Award Agreement thereunder (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 (File No. 333-248925), as amended, filed with the SEC on September 18, 2020).

(e)(7)

Kronos Bio, Inc. 2020 Equity Incentive Plan, and Forms of Option Grant Notice, Option Agreement, Notice of Exercise, Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement thereunder (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8 (File No. 333-249424), filed with the SEC on October 9, 2020).

(e)(8)

Kronos Bio, Inc. 2020 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-8 (File No. 333-249424), filed with the SEC on October 9, 2020).

(e)(9)

Kronos Bio, Inc. Severance and Change in Control Plan with amended form of Participation Agreement thereunder (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q/A (File No. 001-39592), filed with the SEC on September 9, 2022).

(e)(10)	Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.1 to the registrant’s Quarterly report on form 10-Q/A (File No 001-39592), filed with the SEC on September 9, 2022).
(e)(11)

Executive Employment Agreement, by and between the Company and Deborah Knobelman, dated May 20, 2024 and effective June 3, 2024 (incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K, filed with the SEC on May 21, 2024).

(e)(12)

Form of Indemnity Agreement, by and between the Company and its directors and officers (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 (File No. 333-248925), as amended, filed with the SEC on October 5, 2020).

(e)(13)

Amended and Restated Investors’ Rights Agreement, by and among the Company and certain of its stockholders, dated July 1, 2019, as amended on August 20, 2020 (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-1 (File No. 333-248925), as amended, filed with the SEC on September 18, 2020).

(g)	Not applicable.

____________

*        Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 15, 2025

Kronos Bio, Inc.
By:	/s/ Deborah Knobelman
Deborah Knobelman, Ph.D
President, Interim Chief Executive Officer, Chief Financial Officer and Chief Operating Officer

Annex I

April 30, 2025

The Board of Directors
Kronos Bio, Inc.
301 Binney Street, 2nd Floor East
Cambridge, MA 02142

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders (other than the holders of Excluded Shares, as defined below) of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of Kronos Bio, Inc., a Delaware corporation (the “Company”), of the Cash Amount (as defined below) proposed to be paid to such holders pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”) to be entered into by and among Concentra Biosciences, LLC, a Delaware limited liability company (“Parent”), Concentra Merger Sub IV, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Merger Agreement provides for a transaction (the “Transaction”) pursuant to which (i) Merger Sub will commence a tender offer (the “Offer”) to acquire all of the outstanding Shares for a price per Share of (a) $0.57 per Share in cash, payable subject to any applicable tax withholding and without interest (the “Cash Amount”), plus (b) one contingent value right per Share (each, a “CVR”) issuable subject to any applicable tax withholding and without interest, which shall represent the right to receive contingent payments, in cash, subject to any applicable tax withholding and without interest, set forth in, and subject to and in accordance with the terms and conditions of, the Contingent Value Rights Agreement to be entered into by the Company and a rights agent (the “CVR Agreement”) (the “CVR Amount”; the Cash Amount plus the CVR Amount, collectively being the “Offer Price”); and (ii) as soon as practicable following the consummation of the Offer, Merger Sub shall, in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation, and each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (A) (i) Shares owned by the Company immediately prior to the Effective Time, (ii) Shares owned by Parent, Merger Sub or any other subsidiary of Parent at the commencement of the Offer which are owned by Parent, Merger Sub or any other subsidiary of Parent immediately prior to the Effective Time and (iii) solely with respect to the Merger, Shares irrevocably accepted for purchase in the Offer, each of which shall automatically be canceled and shall cease to exist and (B) Shares that are outstanding immediately prior to the Effective Time and that are held by any person who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (the Shares referred to in clauses (A) and (B), the “Excluded Shares”)) shall be converted into the right to receive the Offer Price, without interest. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement and the CVR Agreement.

We have been engaged by the Company to act as its exclusive financial advisor in connection with the Transaction and we will receive a fee from the Company for providing such services, a portion of which is payable upon delivery of this opinion and the remaining (and principal) portion of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

Annex I-1

The Board of Directors
Kronos Bio, Inc.
April 30, 2025

Leerink Partners LLC is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. In the ordinary course of business, we may, in the future, provide investment banking services to the Company, Parent or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of our trading and brokerage activities, we have in the past and may in the future hold positions, for our own account or the accounts of our customers, in equity, debt or other securities of the Company, Parent, or their respective affiliates.

Consistent with applicable legal and regulatory requirements, we have adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to the Company, Parent, and the Transaction and other participants in the Transaction that differ from the views of our investment banking personnel.

In connection with this opinion, we have reviewed, among other things: (i) the Merger Agreement, as provided to us by the Company on April 30, 2025; (ii) the CVR Agreement, as provided to us by the Company on April 30, 2025; (iii) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as filed by the Company with the Securities and Exchange Commission (the “SEC”); (iv) certain Current Reports on Form 8-K, as filed by the Company with, or furnished by the Company to, the SEC; and (v) a dissolution analysis of the Company, as furnished to us by the management of the Company and approved by management for our use (the “Dissolution Analysis”). We have also conducted discussions with members of the senior management and representatives of the Company regarding such Dissolution Analysis. The Company has advised us that it does not have a standalone business plan and its plan in the absence of a sale or merger of the Company is to pursue a dissolution of the Company. In addition, we considered the results of our efforts on behalf of the Company to solicit, at the direction of the Company, indications of interest from third parties with respect to a possible acquisition of or business combination with the Company. We also conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Dissolution Analysis has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Dissolution Analysis for purposes of our analysis and this opinion. We express no view or opinion as to the Dissolution Analysis or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Furthermore, at your direction we have ascribed no value to the CVR Amount payable pursuant to the CVR Agreement.

We have assumed, at your direction, that the final executed Merger Agreement and CVR Agreement will not differ in any respect material to our analysis or this opinion from the last versions of the Merger Agreement and CVR Agreement reviewed by us. We have also assumed, at your direction, that the representations and warranties made by the Company and Parent and Merger Sub in the Merger Agreement are and will continue to be true and correct in all respects material to our analysis. Furthermore, we have assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or its ability to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency, or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

Annex I-2

The Board of Directors
Kronos Bio, Inc.
April 30, 2025

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of Shares (other than Excluded Shares) of the Cash Amount proposed to be paid to such holders pursuant to the terms of the Merger Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement, the CVR Agreement, or the Transaction, including, without limitation, the structure or form of the Transaction, the form or any other terms of the CVR, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any other party, or class of such persons in connection with the Transaction, whether relative to the Cash Amount proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the terms of the Merger Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Special Committee and Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. This opinion has been authorized by the Leerink Partners LLC Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions, qualifications and limitations set forth herein, it is our opinion that, as of the date hereof, the Cash Amount proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the terms of the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,
/s/ Leerink Partners LLC

Annex I-3